UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2023

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2023 to June 30, 2023)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	25	0	0	25	12
Total	25	0	0	25	12

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.
**

Service Top Co., Ltd. and SAPEON Inc., consolidated subsidiaries of the Company, were included in the number of Material Subsidiaries, as each of their total assets exceeded Won 75 billion on a separate basis as of June 30, 2023.

For a list of the Company’s subsidiaries as of June 30, 2023, see Note 1(2) of the notes to the Company’s interim consolidated financial statements attached hereto.

There were no changes in the Company’s consolidated subsidiaries during the six months ended June 30, 2023.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom Co., Ltd. PS&Marketing Co., Ltd. Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile telephone, wireless data, information and communications services, etc.	74%
Fixed-line business	SK Broadband Co., Ltd. SK Telink Co., Ltd. Home & Service Co., Ltd.	Telephone, high-speed Internet, data, communications network leasing services, etc.	23%
Other businesses	SK stoa Co., Ltd., etc.	Operation of commercial retail data broadcasting channel services, etc.	3%
Total			100%

2

The total number of the Company’s consolidated subsidiaries as of June 30, 2023 was 25, including SK Broadband Co., Ltd. (“SK Broadband”) and PS&Marketing Co., Ltd. (“PS&Marketing”), among others.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA”—The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA”—The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “BB,” “+” and “-” signs are attached depending on the relative superiority within the grade.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating

3

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
January 2, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
January 3, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Rating update

*

Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating
February 23, 2023	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

4

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 21, 2018	General Meeting of Shareholders	Young Sang Ryu, Youngmin Yoon	—	—
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Haeyun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn

*	On August 25, 2021, Dae Sik Cho resigned from his position as a non-executive director.
**	On November 1, 2021, Jung Ho Park resigned from his position as the representative director following the Spin-off, and inside director Young Sang Ryu was appointed as representative director.
***

At the 39th General Meeting of Shareholders held on March 28, 2023, Haeyun Oh was newly elected as independent director and audit committee member, Yong-Hak Kim was re-elected as independent director and audit committee member, and Junmo Kim was re-elected as independent director.

C.	Change in Company Name

On March 28, 2019, in accordance with a resolution at its general meeting of shareholders, Iriver Ltd. (“Iriver”) changed its name to Dreamus Company, which has been eliminated from the Company’s consolidation scope following the Spin-off.

On April 17, 2019, Network O&S Co., Ltd. changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

5

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Acquisition of shares of SK Stoa

On April 25, 2019, the Company’s board of directors (the “Board of Directors”) resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other information and communications technology (“ICT”) businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(2) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(3) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(4) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(5) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(6) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(7) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

6

(8) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(9) Transfer of AI semiconductor business

On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(2) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(3) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC merged with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(4) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain mobile virtual network operator (“MVNO”) Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(5) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. (“SK Telink”) with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

7

(6) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 22, 2022, SK Broadband acquired 5,000,000 additional shares of Media S Co., Ltd. for Won 25 billion through a capital increase by allocation to shareholders.

(7) Merger

On March 30, 2022, SK Broadband’s board of directors approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

[SK Telink]

(1) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(2) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(3) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(4) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

[PS&Marketing]

(1) Acquisition of shares of SK m&service Co., Ltd. (“SK M&Service”)

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2023)		(Unit: in shares)
	Share type			Remarks
Classification	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—

8

(As of June 30, 2023)		(Unit: in shares)
	Share type			Remarks
Classification	Common shares	Preferred shares	Total
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares retired to date	86,094,015	—	86,094,015	—
a. reduction of capital	—	—	—	—
b. retirement with profit	86,094,015	—	86,094,015	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	218,833,144	—	218,833,144	—
V. Number of treasury shares	360,004	—	360,004	—
VI. Number of outstanding shares (IV-V)	218,473,140	—	218,473,140	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share).

**	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

B.	Treasury Shares

(As of June 30, 2023)							(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	801,091		441,087	—	360,004
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	801,091	—	441,087	—	360,004
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	801,091	—	441,087	—	360,004
			Preferred shares	—	—	—	—	—

*	On February 9, 2023, the Company disposed 324,580 treasury shares for bonus payment purposes.
**	On February 27, 2023, the Company disposed 109,508 treasury shares for bonus payment purposes.
***	On April 21, 2023, the Company disposed 6,999 treasury shares for bonus payment purposes.

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2023)					(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022
Direct Disposal	Feb. 9, 2023	Feb. 9, 2023	324,580	324,580	100	Feb. 13, 2023
Direct Disposal	Feb. 27, 2023	Feb. 27, 2023	109,508	109,508	100	Mar. 2, 2023
Direct Disposal	Apr. 21, 2023	Apr. 21, 2023	6,999	6,999	100	Apr. 24, 2023

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split, where applicable.

9

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of June 30, 2023)					(Unit: in Won, percentages and number of instances)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
	Start Date	End Date						Number of Instances	Date
Trust Agreement Termination	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021

6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code
October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share
March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	Service Top Co., Ltd.	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK m&service Co., Ltd.	Database and online information services
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company plans to maintain stable growth in the sales of its wireless business based on a solid increase in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and leveraging the stabilization of market competition.

The Company has been providing its customers with various subscription packages through “T Universe,” the Company’s subscription business, in partnership with domestic and international businesses. In addition, the Company is continually updating key functions and technologies of “A. (Adot),” the world’s first commercialized Korean language GPT-3-based service, in preparation of A.’s official service launch, while further strengthening the social and community functions of “ifland” with a goal to transform it into a globally leading metaverse service.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

	(Unit: in 1,000 persons)
		As of June 30,	As of December 31,
Classification		2023	2022	2021
Number of subscribers	SK Telecom	31,159	30,452	29,696
	Others (KT, LG U+)	33,577	32,676	31,869
	MVNO	14,415	12,829	10,355
	Total	79,151	75,957	71,920

*	Source: Wireless telecommunications service data from the MSIT as of June 30, 2023.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

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In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2023	2022	2021
Mobile communications services	48.1	48.2	48.2

*	Source: Wireless telecommunications service data from the MSIT as of June 30, 2023.

E.	Competitive Strengths

The Company successfully completed the Spin-off in 2021 to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business areas and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment. For the six months ended June 30, 2023, the Company recorded Won 4.31 trillion in operating revenue and Won 0.46 trillion in operating profit on a consolidated basis. The increased competitiveness of telecommunications services and the rapid progress in new growth businesses such as B2B have enabled the Company to continue to improve its operating results.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the six months ended June 30, 2023, SK Broadband recorded Won 2.13 trillion in revenue on a consolidated basis, which represented a 3.4% increase from Won 2.06 trillion for the six months ended June 30, 2022. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business resulting from, among other things, the operation of new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

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For the six months ended June 30, 2023, the media business segment recorded Won 946.3 billion in revenue, which represented a 0.9% increase compared to the six months ended June 30, 2022. For the six months ended June 30, 2023, the fixed-line business segment recorded Won 1.18 trillion in revenue, which represented a 5.6% increase compared to the six months ended June 30, 2022.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

In the paid broadcasting market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services powered by new technologies including AI and metaverse. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

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C.	Growth Potential

		(Unit: in persons)
Classification		As of June 30,	As of December 31,
		2023	2022	2021
Fixed-line Subscribers	High-speed Internet	23,847,678	23,537,333	22,944,268
	Fixed-line telephone	11,288,303	11,621,413	12,211,954
	IPTV	20,539,547	20,203,451	19,346,812
	Cable TV	12,737,798	12,824,704	12,986,039

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of June 30, 2023, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2022.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. Overall, the telecommunications services market is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunications services.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2023	2022	2023
High-speed Internet (including resales)	28.6	28.5	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.9	17.8	17.5
IPTV	31.2	30.9	30.6
Cable TV	22.2	22.2	22.2

*	Source: MSIT website.
**	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
***	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
****

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of June 30, 2023 and market shares of IPTV and Cable TV represent the average market shares in the second half of 2022.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

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In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food.

2. Key Financial Data by Business Line

A.	Assets

			(Unit: in millions of Won and percentages)
Classification	As of June 30,		As of December 31,
	2023		2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,578,576	77%	27,078,021	79%	27,126,972	80%
Fixed-line	6,977,562	21%	6,588,076	19%	6,319,019	19%
Other	851,328	2%	762,028	2%	462,021	1%
Subtotal	33,407,466	100%	34,428,124	100%	33,908,011	100%
Consolidation Adjustment	(3,101,888)	—	(3,119,862)	—	(2,996,734)	—
Total	30,305,578	—	31,308,262	—	30,911,277	—

B.	Revenue

			(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	6,452,293	74%	12,942,316	75%	12,718,473	76%
Fixed-line	1,947,616	23%	3,812,989	22%	3,677,706	22%
Other	278,701	3%	549,668	3%	352,406	2%
Total	8,678,610	100%	17,304,973	100%	16,748,585	100%

C.	Operating Profit

			(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	804,936	84%	1,334,306	81%	1,123,147	78%
Fixed-line	170,838	18%	311,083	19%	294,070	21%
Other	(16,448)	(2)%	(2,102)	0%	14,550	1%
Subtotal	959,326	100%	1,643,287	100%	1,431,767	100%
Consolidation Adjustment	(1,137)	—	(31,216)	—	(44,605)	—
Total	985,188	—	1,612,070	—	1,387,162	—

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3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the six months ended June 30,		For the year ended December 31,
				2023		2022		2021
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communications service,wireless data service,ICT service	T, 5GX, T Plan and others	6,452,293	74%	12,942,316	75%	12,718,473	76%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone,high-speed Internet,data and network lease service	B tv, 00700 international call, 7mobile and others	1,947,616	23%	3,812,989	22%	3,677,706	22%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	278,701	3%	549,668	3%	352,406	2%
Total				8,678,610	100%	17,304,973	100%	16,748,585	100%

4. Price Trends for Major Products

[Wireless Business]

As of June 30, 2023, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). On June 1, 2023, the Company newly launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

On May 15, 2023, SK Broadband newly launched the Internet Protocol Cable TV (“IP CATV”) product. Existing cable TV services were allowed to transmit broadcasting contents only through the radio frequency (“RF”) method. However, pursuant to recent amendments to the Broadcasting Act which recognize technology neutrality, cable TV services are now allowed to transmit broadcasting contents through non-RF methods, thereby allowing the Company to introduce the new IP CATV product.

Compared to the RF method, the Internet protocol method provides diverse and high-quality services on a more stable basis. The Company expects these factors will lead to greater customer satisfaction and competitiveness of its cable TV services products through improvement in broadcasting quality.

In order to cater to the diverse needs of the customers, the IP CATV product is offered through three plans. The “B tv pop 100” plan offers basic channels (109 channels), the “B tv pop 180” plan offers channels with high viewer ratings (184 channels) and the “B tv pop 230” plan offers all cable TV channels (231 channels). Based on a three-year contract, the plans cost Won 7,700, Won 11,000, and Won 13,200, respectively. As for the B tv pop 180 and B tv pop 230 plans, customers can receive an additional discount of Won 3,300 if they combine the plans with the broadband Internet service.

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SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.skbroadband.com.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

							(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2023	Network, systems and others	Upgrades to the existing services and expanded provision of network services including 5G	To be determined	640	—
Total					To be determined	640	—

B.	Future Investment Plan

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2024	2025	2026
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

				(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Six months ended June 30, 2023	398	To be determined	Securing subscriber network and equipment; quality and system improvement

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6. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Wireless	Services	Mobile communication, wireless data, information communication	Export	82,760	140,642	143,149
			Domestic	6,369,532	12,801,674	12,575,324
			Subtotal	6,452,292	12,942,316	12,718,473
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	89,485	183,812	139,846
			Domestic	1,858,132	3,629,177	3,537,860
			Subtotal	1,947,617	3,812,989	3,677,706
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	278,701	549,668	352,406
			Subtotal	278,701	549,668	352,406
Total			Export	172,245	324,454	251,502
			Domestic	8,506,365	16,980,519	16,497,083
			Total	8,678,610	17,304,973	16,748,585

	(Unit: in millions of Won)
For the six months ended June 30, 2023	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	7,195,999	2,534,782	300,592	10,031,373	(1,352,763)	8,678,610
Internal sales	743,706	587,166	21,891	1,352,763	(1,352,763)	—
External sales	6,452,292	1,947,617	278,701	8,678,610	—	8,678,610
Depreciation and amortization	1,375,413	485,964	12,224	1,873,601	(59,770)	1,813,831
Operating profit (loss)	804,936	170,838	(16,448)	959,326	(1,139)	958,187
Finance profit (loss)						(97,545)
Gain from investments in associates and joint ventures						9,672
Other non-operating profit (loss)						425
Profit before income tax						870,739

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2023 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

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Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	Remarks
	Raw material	13	23	48	—
	Labor	57,902	113,297	122,445	—
	Depreciation	69,453	135,604	147,249	—
	Commissioned service	23,168	46,447	55,917	—
	Others	22,504	78,989	48,048	—
	Total R&D costs	173,040	374,360	373,707	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	161,481	340,864	347,711	—
	Development expenses (Intangible assets)	11,559	33,495	25,996	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.99%	2.16%	2.23%	—

10. Market Conditions and Business Overview of New Business Sectors

[Data production, transaction and utilization businesses, such as the MyData business]

1) Business Area and Purpose of Entry

In July 2022, the Company became the first telecommunications service provider in Korea to acquire a “MyData” financial business license. The Company initiated its MyData service in September 2022 by launching it as an open beta service on its personal authentication service (“PASS”) application. Currently, the Company’s MyData service provides financial health diagnosis and coaching services in addition to providing an aggregated review of a customer’s assets.

Through its MyData business, the Company plans to provide differentiated value to its customers by collecting and analyzing vast amounts of personal credit information dispersed in banks, securities, card and insurance companies.

2) Industry Characteristics

The MyData industry first started in the financial sector in 2022. Following the introduction of the right to data portability, approximately 100 companies in the finance, big tech, fintech, distribution and communication sectors have been participating or are planning to participate in the MyData businesses, each pursuing different strategies based on its business purposes. Currently, competition in the MyData industry is accelerating as participants attempt to pre-emptively occupy digital platforms. The key value of the MyData business is its ability to integrate financial information scattered across various corporate services into a single platform. Companies can leverage this ability to provide customized services, ultimately resulting in increased customer loyalty and userbase.

20

3) Industry Size and Growth Potential

The MyData industry has seen rapid growth in Korea. Since the introduction of MyData financial service under the government’s initiative in January 2022, 66.5 million users (as of December 2022 and including overlapping users) had subscribed to MyData services within 11 months. Approximately 400 million information transmissions occur on a daily basis and this number is expected to continue to increase. As of June 30, 2023, there were 65 companies participating in the MyData industry, which had more than doubled compared to the beginning of 2022. The MyData industry is expected to expand beyond the financial sector and reach broader sectors of the society including, among others, public welfare, medical and distribution sectors.

4) Investment Status

Subject of Investment	Investment Period	Expected investment amount	Amount already invested	Source of Investment	Expected investment return period	Expected Investment Effect
System establishment	Year ended December 31, 2021	Won 1.55 billion	Won 1.55 billion	Internal	To be determined	Establish collection system and service system
System establishment	Year ended December 31, 2022	Won 1.02 billion	Won 1.02 billion	Internal	To be determined	Establish analysis system and service system
Software improvement	Year ended December 31, 2023	To be determined	Won 0.29 billion	Internal	To be determined	Develop API 2.0
Software improvement	Year ended December 31, 2024	To be determined	—	Internal	To be determined	Expand into private welfare and medical MyData sectors
Software improvement	Year ended December 31, 2025	To be determined	—	Internal	To be determined	Expand into distribution MyData sector

*	Amount already invested has been calculated based on capital expenditures.

[Medical Device and Veterinary Medical Device Business]

1) Business Area and Purpose of Entry

In September 2022, the Company launched “X Caliber,” an AI-based veterinary image diagnosis assistance service which assists the diagnosis of veterinarians by using AI to analyze X-ray images of pets.

X Caliber is one of many services in which the Company has applied its AI and data technology capabilities. Through X Caliber, the Company expects to improve the X-ray imaging environment of veterinary hospitals and the accuracy of image diagnosis, thereby increasing environmental, social and governance (“ESG”) value in terms of animal welfare.

2) Industry Characteristics

Unlike general industrial products, the medical device industry is a multi-product, small-scale production industry. It is also a regulated industry, closely related to the government’s medical policies and oversight. As technology advances, medical devices are becoming increasingly complex and diversified. The market for high value-added products with advanced technology is led by a small number of large companies, while the market for low-priced products and certain other markets are led by specialized small- and medium-sized companies.

3) Industry Size and Growth Potential

In 2022, the size of the medical device market in Korea amounted to Won 11.878 trillion*, showing an annual growth rate of 13.9%. The medical device market is a promising industry of high added value, and continued growth is expected as product development applying new technologies such as ICT and AI continues to increase.

*	Source: Ministry of Food and Drug Safety, Medical Device Production, Export and Import Performance Report, by year

21

4) Investment Status

Subject of Investment	Investment Period	Expected investment amount	Amount already invested	Source of Investment	Expected investment return period	Expected Investment Effect
Data acquisition and software improvement	Year ended December 31, 2023	To be determined	Won 864 million	Internal	To be determined	Enhance current services and expand areas of diagnosis
Software improvement	Year ended December 31, 2024	To be determined	—	Internal	To be determined	Enhance current services and expand areas of diagnosis
Software improvement	Year ended December 31, 2025	To be determined	—	Internal	To be determined	Enhance current services and expand areas of diagnosis

11. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2023, the Company held 3,391 Korean-registered patents and 1,631 foreign-registered patents. The Company holds 720 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2023, SK Broadband held 288 Korean-registered patents and 75 foreign-registered patents (including those held jointly with other companies). It also holds 307 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

22

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to implement RE100 and is considering the installation of additional solar power generation facilities to self-produce and use renewable energy.

23

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2023, December 31, 2022 and December 31, 2021, and for the six months ended June 30, 2023 and 2022, and for the years ended December 31, 2022 and 2021. The Company’s consolidated financial statements as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	6,705,986	7,219,196	6,352,665
• Cash and Cash Equivalents	1,557,985	1,882,291	872,731
• Accounts Receivable – Trade, net	1,934,667	1,970,611	1,913,511
• Accounts Receivable – Other, net	338,762	479,781	548,362
• Others	2,874,572	2,886,513	3,018,061
Non-Current Assets	23,599,592	24,089,066	24,558,612
• Long-Term Investment Securities	1,583,529	1,410,736	1,715,078
• Investments in Associates and Joint Ventures	1,944,647	1,889,289	2,197,351
• Property and Equipment, net	12,925,459	13,322,492	12,871,259
• Goodwill	2,075,009	2,075,009	2,072,493
• Intangible Assets, net	3,018,822	3,324,910	3,869,769
• Others	2,052,126	2,066,630	1,832,662
Total Assets	30,305,578	31,308,262	30,911,277
Liabilities
Current Liabilities	6,659,166	8,046,541	6,960,435
Non-Current Liabilities	11,252,735	11,106,525	11,615,704
Total Liabilities	17,911,901	19,153,066	18,576,139
Equity
Equity Attributable to Owners of the Parent Company	11,585,202	11,318,320	11,579,346
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,545,620)	(11,567,117)	(11,623,726)
Retained Earnings	22,712,088	22,463,711	22,437,341
Reserves	388,241	391,233	735,238
Non-controlling Interests	808,475	836,876	755,792
Total Equity	12,393,677	12,155,196	12,335,138
Total Liabilities and Equity	30,305,578	31,308,262	30,911,277

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	8,678,610	17,304,973	16,748,585
Operating Profit	958,187	1,612,070	1,387,162
Profit Before Income Tax	870,739	1,236,152	1,718,191
Profit for the Period	650,258	947,831	2,418,989
Profit for the Period Attributable to Owners of the Parent Company	619,689	912,400	2,407,523
Profit for the Period Attributable to Non-controlling Interests	30,569	35,431	11,466
Basic Earnings Per Share (Won)	2,804	4,118	7,191
Diluted Earnings Per Share (Won)	2,803	4,116	7,187
Total Number of Consolidated Subsidiaries	25	25	23

24

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2023, December 31, 2022 and December 31, 2021, and for the six months ended June 30, 2023 and 2022, and for the years ended December 31, 2022 and 2021. The Company’s separate financial statements as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	4,563,493	5,498,460	4,681,493
• Cash and Cash Equivalents	615,806	1,217,504	158,823
• Accounts Receivable – Trade, net	1,428,152	1,425,695	1,514,260
• Accounts Receivable – Other, net	309,866	435,096	520,956
• Others	2,209,669	2,420,165	2,487,454
Non-Current Assets	20,426,064	20,933,661	21,707,572
• Long-Term Investment Securities	1,300,855	1,155,188	1,476,361
• Investments in Subsidiaries and Associates	4,679,614	4,621,807	4,841,139
• Property and Equipment, net	9,094,548	9,519,663	9,318,408
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,426,448	2,693,400	3,203,330
• Others	1,618,363	1,637,367	1,562,098
Total Assets	24,989,557	26,432,121	26,389,065
Liabilities
Current Liabilities	4,909,017	6,236,135	5,426,477
Non-Current Liabilities	9,395,150	9,812,604	10,099,732
Total Liabilities	14,304,167	16,048,739	15,526,209
Equity
Share Capital	30,493	30,493	30,493
Capital Surplus and Other Capital Adjustments	(4,486,686)	(4,506,693)	(4,576,271)
Retained Earnings	15,022,614	14,691,461	14,770,618
Reserves	118,969	168,121	638,016
Total Equity	10,685,390	10,383,382	10,862,856
Total Liabilities and Equity	24,989,557	26,432,121	26,389,065

(Unit: in millions of Won)
	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	6,236,483	12,414,588	12,102,830
Operating Profit	794,771	1,321,131	1,114,323
Profit Before Income Tax	864,237	1,146,250	1,369,347
Profit for the Period	694,954	869,490	1,073,823
Basic Earnings Per Share (Won)	3,149	3,921	3,183
Diluted Earnings Per Share (Won)	3,148	3,919	3,181

25

2. Dividends and Others

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules due to an absence of significant changes during the year ended December 31, 2022. Please refer to the 2022 report for relevant information.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of June 30, 2023)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	83rd	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—
Corporate bond	84th	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	85th	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	86th	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	3rd	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—

[SK Broadband]

(As of June 30, 2023)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

26

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of the security, commerce and other businesses operated by its major subsidiaries, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service, were excluded from the scope of the Company’s consolidation. The Company classified and separately showed profit (loss) from such discontinued businesses in its consolidated statement of profit and loss for the year ended December 31, 2021 in the Company’s audit report and annual business report as of and for the year ended December 31, 2021 pursuant to the application of K-IFRS 1105. The consolidated statement of profit and loss for the year ended December 31, 2020 was restated accordingly for comparative purposes. Furthermore, the Spin-off caused a change in the Company’s business segments, which led to a restatement of prior years’ segment information, and the business of SK Stoa, which had previously been classified as part of the Company’s commerce segment, was reclassified as part of the Company’s other business segment.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

(Unit: in millions of Won, except percentages)

	For the six months ended June 30, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,191,103	242,566	11.1%
Loans	155,282	45,865	29.5%
Accounts receivable – other	723,259	44,239	6.1%
Accrued income	3,211	—	—
Guarantee deposits	282,742	300	0.1%
Total	3,355,597	332,970	9.9%

(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	0.0%
Guarantee deposits	280,945	300	0.1%
Total	3,551,447	325,003	9.2%

(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	—	0.0%
Guarantee deposits	278,759	—	0.0%
Total	3,448,425	330,891	9.6%

27

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	325,002	330,891	365,063
Effect of change in accounting policy	—	—	—
Increase of loss allowance	22,319	30,064	37,547
Reversal of loss allowance	—	—	—
Write-offs	(14,351)	(35,955)	(57,215)
Other	—	3	(14,504)
Ending balance	332,970	325,003	330,891

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of June 30, 2023
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,947,173	62,416	137,752	43,763	2,191,103
Percentage	88.9%	2.8%	6.3%	2.0%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Merchandise	155,506	151,303	201,126
Goods in transit	—	—	—
Other inventories	11,234	15,052	3,511
Total	166,740	166,355	204,637
Percentage of inventories to total assets [Inventories / Total assets]	0.55%	0.53%	0.66%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	7.10	13.67	6.20

28

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Notes 2 and 36 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	Apr. 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

29

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

30

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

31

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

32

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

33

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this semi-annual business report

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this semi-annual business report

34

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this semi-annual business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2023

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.
**	Compliance certificates for Unsecured Bond Series 53-1, 53-2 and 53-3 will be submitted following the filing of this semi-annual business report.

35

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters

Six months ended June 30, 2023	Ernst & Young Han Young	—	—	—

Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	849	7,575
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

36

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2022	—	—	—	—
Year ended December 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit
April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters
July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review
December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period
February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 critical audit matters and results of audit of financial statements; report on results of 2022 internal accounting management system audit
March 9, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 audit; report on results of 2022 internal accounting management system audit

37

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee, and ESG Committee.

(As of June 30, 2023)
Total number of directors	Inside directors	Non-executive director	Independent directors
8	Young Sang Ryu, Jong Ryeol Kang	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Junmo Kim, Haeyun Oh

*

At the 39th General Meeting of Shareholders held on March 28, 2023, Haeyun Oh was newly elected as independent director and audit committee member, Yong-Hak Kim was re-elected as independent director and audit committee member, and Junmo Kim was re-elected as independent director.

B.	Significant Activities of the Board of Directors

(As of August 11, 2023)
Meeting	Date	Agenda	Approval
474th (the 1st meeting of 2023)	February 7, 2023

-   Financial statements as of and for the year ended December 31, 2022

-   Annual business report for the year ended December 31, 2022

-   2023 health and safety plan

-   Disposal of treasury shares

-   Donations for ESG management (creation of social value)

-   2022 KPI evaluation

-   Transaction with SK Broadband Inc.

-   Report for the period after the fourth quarter of 2022

-   Public communication of 2023 business plans

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed - -

475th (the 2nd meeting of 2023)	February 23, 2023

-   Report of internal accounting management system

-   Convocation of the 39th General Meeting of Shareholders

-   Compensation of representative director and inside director

-   Disposal of treasury shares

-   2023 Donations to the Korea Fencing Federation

-   Results of evaluation of internal accounting management system

- Approved as proposed Approved as proposed Approved as proposed Approved as proposed -

476th (the 3rd meeting of 2023)	March 28, 2023

-   Election of the chairman of the Board of Directors

-   Appointment of committee members

-   Determination of KPIs for 2023

-   Transactions with SK Inc. in the second quarter of 2023

-   Adjustments to allotment of 2023 operating expenses for SK Academy

-   Results of personal credit information management and protection status inspection

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed -

477th (the 4th meeting of 2023)	April 20, 2023

-   Disposal of treasury shares

-   Dividends for the first quarter of 2023

-   Capital investment in SK Telecom Americas, Inc. for the global promotion of A.

-   Payment of special Korea Chamber of Commerce and Industry membership fee to support the hosting of Busan World Expo

-   Payment of operating expenses of SUPEX Council for 2023

-   Report for the period after the first quarter of 2023

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed -

478th (the 5th meeting of 2023)	June 22, 2023	- Transactions with SK Inc. in the third quarter of 2023 - Delisting of ADRs from the London Stock Exchange	Approved as proposed Approved as proposed

38

Meeting	Date	Agenda	Approval
479th (the 6th meeting of 2023)	July 26, 2023

-   Report for the first half of 2023

-   Dividends for the second quarter of 2023

-   Entry into trust agreement for acquisition of treasury shares

-   Cancellation of treasury shares

-   Compensation of representative director and inside director

-   Report for the period after the second quarter of 2023

- Approved as proposed Approved as proposed Approved as proposed Approved as proposed -

*	Line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of June 30, 2023)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Kyu-Nam Choi	Nomination of independent directors
*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Strategy Committee (as of June 30, 2023)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Junmo Kim, Haeyun Oh, Young Sang Ryu, Kyu-Nam Choi, Jong Ryeol Kang	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance
*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of June 30, 2023)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Kyu-Nam Choi	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount
*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d)	ESG Committee (as of June 30, 2023)

Total number of persons	Names of Member Directors	Task
4	Youngmin Yoon, Junmo Kim, Haeyun Oh, Jong Ryeol Kang	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication
*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of June 30, 2023)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Haeyun Oh, Youngmin Yoon	Review of financial statements and supervision of independent audit process, etc.
*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Haeyun Oh and Youngmin Yoon.

39

Major activities of the Audit Committee as of August 11, 2023 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2023	February 6, 2023

-   Collective approval of the services provided by external auditors in 2023

-   Ethical management performance for fiscal year 2022 and mid-term business audit plan for fiscal year 2023

-   Status and results of evaluation of the Company’s ethical management disclosure

Approved as proposed Approved as proposed -

The 2nd meeting of 2023	February 22, 2023

-   Evaluation of the operational status of internal accounting management system

-   Audit committee’s opinion on internal monitoring apparatus

-   Confirmation of agenda of the 39th General Meeting of Shareholders and opinions on document investigation

-   Audit report for the 39th period

-   Contracts related to the distribution of free gifts to fixed-line clients in 2023

-   Operation of internal accounting management system

-   Audit results for fiscal year 2022

-   Internal accounting management system audit results for fiscal year 2022

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed - - -

The 3rd meeting of 2023	March 27, 2023	- Contributions to company employee welfare fund for 2023 - Contract for maintenance services of optical cables in 2023 - Contract for maintenance services of transmission equipment in 2023	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2023	April 19, 2023	- Appointment of committee chairman - PCAOB audit results for fiscal year 2022 - Audit plan for fiscal year 2023 - Regular business audit plan of subsidiaries	Approved as proposed - - -

The 5th meeting of 2023	May 24, 2023	- Smart ship machinery supply contract with SK Oceanplant Co. Ltd. - Results of first regular business audit of 2023	Approved as proposed -

The 6th meeting of 2023	July 26, 2023

-   Review of ethical management and business audit performance for the first half of 2023 and plans for the second half of 2023

-   Evaluation of results of the 2022 external audit service

-   Review of results of external auditor’s review for the first half of 2023

Approved as proposed - -
*	The internal accounting manager reported in writing the plans for the evaluation of internal accounting management system operation to the audit committee in April 2023.

3.     Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

  (As of June 30, 2023)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted

Implementation status	—	—	Conducted during the 39th General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 39th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

40

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2023)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of affiliated company	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	7,340	0.00	11,974	0.01
Yong-Hak Kim	Officer of the Company	Common share	1,711	0.00	3,358	0.00
Seok-Dong Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Youngmin Yoon	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Haeyun Oh	Officer of the Company	Common share	0	0.00	1,338	0.00
Junmo Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	3,484	0.00	5,758	0.00
Total		Common share	65,712,503	30.03	65,724,963	30.03

*	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Haeyun Oh, who was newly appointed in March 2023.
**	The number of shares owned and ownership ratio as of the beginning of the period account for the shares owned by Jung Ho Ahn, whose term expired in March 2023.

B.	Overview of the Largest Shareholder

As of June 30, 2023, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

41

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2023)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 4, 2021	21,628,971	26.79	Jung Ho Park, representative director of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, acquired 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each acquired 100 shares (total of 500 shares)
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, acquired 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, representative director of the Company, and Young Sang Ryu, inside director of the Company each acquired 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, acquired 2,733 shares.
	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, inside director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.
	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, inside director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 24, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2023)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.01%	—
National Pension Service	16,141,446	7.38%	—
Citibank ADR	13,770,858	6.29%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

42

B.	Minority Shareholders

(As of June 30, 2023)					(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	221,763	221,771	99.9	110,664,823	218,833,144	50.6

*	Shareholders who hold less than 1% of total shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
Common stock	Highest	47,850	47,700	48,850	48,750	50,500	49,600
	Lowest	45,900	44,400	45,050	47,350	47,900	46,250
	Average	46,898	45,938	47,423	47,950	49,450	48,050
Daily transaction volume	Highest	1,337,358	3,805,017	1,306,401	684,850	1,035,917	2,107,920
	Lowest	351,019	626,165	410,447	269,327	176,785	348,060
Monthly transaction volume		16,207,533	26,685,395	16,647,964	8,520,418	9,163,915	12,757,770

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
Depositary receipt	Highest	21.59	21.26	21.07	20.72	21.03	21.34
	Lowest	20.56	18.94	19.27	19.63	19.81	19.32
	Average	21.05	20.08	20.28	20.13	20.60	20.67
Daily transaction volume	Highest	884,800	1,101,000	800,300	907,000	836,400	1,602,300
	Lowest	200,300	267,900	332,600	299,000	308,500	296,300
Monthly transaction volume		9,018,100	12,619,200	11,449,000	10,508,800	10,325,800	10,911,700

43

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2023)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the first six months of 2023	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,260	—	105	—	4,365	14.2	377,219	87
—	Female	998	—	202	—	1,200	7.8	67,915	57
Total		5,258	—	307	—	5,565	12.8	445,134	80

B.	Compensation of Unregistered Officers

(As of June 30, 2023)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first six months of 2023	Average wage per person
113	41,422	367

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2023)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of June 30, 2023)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	2,905	415	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

B-2. Amount by Classification

(As of June 30, 2023)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	2,339	1,169	—
Independent Directors (Excluding Audit Committee Members)	1	115	115	—
Audit Committee Members	4	451	113	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

44

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of June 30, 2023)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	1,459	—
Jong Ryeol Kang	Inside Director	880	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 1,459 million • Salary: Won 600 million • Bonus: Won 836 million • Other earned income: Won 23 million

Jong Ryeol Kang	Total remuneration: Won 880 million* • Salary: Won 350 million • Bonus: Won 526 million • Other earned income: Won 4 million

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of June 30, 2023)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jin Woo So	Committee Chairman	2,537	—
Young Sang Ryu	Representative Director	1,459	—
Yong-Seop Yum	Head	1,300	—
Yong Chul Yoon	Officer	1,081	—
Jong Ryeol Kang	Representative	880	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

D.	Composition of Total Remuneration

Name	Composition
Jin Woo So	Total remuneration: Won 2,537 million • Salary: — • Bonus: Won 2,537 million • Other earned income: —

Young Sang Ryu	Total remuneration: Won 1,459 million • Salary: Won 600 million • Bonus: Won 836 million • Other earned income: Won 23 million

Yong-Seop Yum	Total remuneration: Won 1,300 million • Salary: Won 412 million • Bonus: Won 888 million • Other earned income: —

Yong Chul Yoon	Total remuneration: Won 1,081 million • Salary: Won 275 million • Bonus: Won 806 million • Other earned income: —

Jong Ryeol Kang	Total remuneration: Won 880 million • Salary: Won 350 million • Bonus: Won 526 million • Other earned income: Won 4 million

45

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2023)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	662,733,728	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	21	237,848,419	Includes directors of affiliates
Total	23	900,582,147	—

B.	Stock Options Granted and Exercised

(As of June 30, 2023)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	4,123	—	4,123	—	4,123	—	February 21, 2020 – February 20, 2023	50,824
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	—	—	—	—	5,265	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	295,275	—	—	—	—	295,275	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	21,743	—	—	—	—	21,743	March 26, 2024 – March 25, 2027	56,860
Jong Ryeol Kang	Inside Director	March 28, 2023	Issuance of treasury stock, cash settlement	22,000	—	—	—	—	22,000	March 29, 2025 – March 28, 2028	47,280

46

Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,697	—	—	—	—	8,697	March 26, 2024 – March 25, 2027	56,860
Dong Hwan Cho	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	12,884	—	—	—	—	12,884	March 26, 2024 – March 25, 2027	56,860
HyunA Lee	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Myung Jin Han	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Bong Ho Lim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Jin Won Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Yong Joo Park	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,334	—	—	—	—	10,334	March 26, 2024 – March 25, 2027	56,860

47

Yong Joo Park	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Hee Sup Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Jung Whan Ahn	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jung Whan Ahn	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Kyeong Deog Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Hyuk Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Min Yong Ha	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Young Log Cho	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Yong Hun Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Hyun Ki Chang	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	—	—	—	12,000	March 29, 2025 – March 28, 2028	47,280
Jung Ho Park	Officer of Affiliate	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	67,320	—	67,320	—	March 25, 2020 – March 24, 2023	53,298
Jung Ho Park	Officer of Affiliate	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	—	—	—	4,749	February 23, 2021 – February 22, 2024	53,052
Hyoung Il Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452

48

Hyoung Il Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	—	—	—	—	4,157	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	9,341	—	—	—	—	9,341	March 26, 2024 – March 25, 2027	56,860
Sang Kyu Shin	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	—	—	—	—	4,646	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276

49

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of June 30, 2023)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom Americas, Inc.	Subsidiary	Shares	31,203	39,066	—	70,269	New acquisition
Atlas Investment	Subsidiary	Shares	159,632	6,786	—	166,417	New acquisition

3.	Transactions with the Largest Shareholder and Related Parties

(As of June 30, 2023) (Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2023 – June 30, 2023	Marketing fees, etc.	594,800

4.	Related Party Transactions

See Note 37 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding related party transactions.

50

5.	Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2023)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	70,946	63,799	61,985	72,760	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 38 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions.

51

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2.	Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2023, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of June 30, 2023, there were 23 pending lawsuits against SK Broadband (aggregate amount of claims of Won 10,841 million), and provisions in the amount of Won 318 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of June 30, 2023, SK Broadband has entered into revolving credit facilities with a limit of Won 142 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,228 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of June 30, 2023, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	38,357
Korea Content Financial Cooperative	Contract performance guarantee	28,090

[SK Stoa]

As of June 30, 2023, SK Stoa has been provided with the following material payment guarantees by other parties.

52

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,540
Kookmin Bank	Revolving credit	10,000

[SK M&Service]

As of June 30, 2023, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: billions of Won)

Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of June 30, 2023, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 32 other companies	Transaction performance guarantee	1,734
SK Energy	Transaction performance guarantee	700

[SK Telink]

As of June 30, 2023, SK Telink provided the following material payment guarantee to another party.

(Unit: in millions of Won)

Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Carrot General Insurance	16	Contract guarantee

As of June 30, 2023, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	785

[SK Communications]

As of June 30, 2023, SK Communications provided the following material payment guarantee to another party.

(Unit: in millions of Won)

Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Communications	E-payment purchaser or right holder	1,100	Protect funds of users of electronic financial transactions

53

[PS&Marketing]

As of June 30, 2023, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,635

[Home&Service]

As of June 30, 2023, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	5,690

[Service Top]

As of June 30, 2023, Service Top has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	15

3.    Status of Sanctions, etc.

[SK Telecom]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) - Correctional order (prohibition order against future actions) - Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))	Decision confirmed; implementation of correctional order	Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) - Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)	Decision confirmed; implementation of correctional order	Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)

54

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

-  Submission of statistical data pursuant to Article 30 of the Location Information Act

-  Establishment and submission of recurrence prevention plan

-  Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change

Dec. 29, 2021	KCC	SK Telecom	Decision of 59th KCC Meeting of 2021 - Announcement of correctional order - Establishment and submission of recurrence prevention plan - Fine of Won 1,490 million	Excessive financial support other than the disclosed subsidy for the sales of mobile terminal devices and discriminatory payment and payment inducement based on subscription type and rate plan (Articles 3-1, 4-5 and 15-2 of the MDDIA)	Decision confirmed; payment of fine completed and implementation plan submitted	Implement measures to prevent recurrence and establish a transparent incentive system for agents and distributors

June 15, 2022	KCC	SK Telecom

Decision of 29th KCC Meeting of 2022

-  Announcement of correctional order

-  Improvement of operating procedures including fixed-line and wireless gift management system

-  Establishment and submission of recurrence prevention plan

-  Fine of Won 632 million

				Unreasonably discriminatory practice based on subscription type and rate plan in providing gifts with values that are over or below 15% of the applicable limit in the Company’s sales of Internet-bundled plans (Article 50 of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 4 of Standards for Unfair User Discrimination in Providing Economic Benefits)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved fixed-line and wireless network gift registration system and service application process

55

[SK BROADBAND]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 29, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	The Supreme Court of Korea dismissed the Company’s filing of an administrative proceeding and application for suspension of execution of the KFTC’s decision (Mar. 16, 2023)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

(3) Sanctions by Tax Authorities

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

56

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 10 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the Telecommunications Business Act)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system

June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)

Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the Telecommunications Business Act)	Submitted the correctional order implementation plan	Compliance with the correctional order

57

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 19, 2021	KCC; Communication office of the KCC	SK Broadband	Fine (Won 8 million)	Fine (Won 8 million)	Insufficient implementation of necessary measures for addressing service vulnerabilities and insufficient follow-up response to reports of spam messages, including insufficient implementation of sanctions against companies that engage in mass texting of spam messages (Act on Promotion of Information and Communications Network Utilization and Information and Article 50-4(4) of the Broadcasting Act)	Paid the fine (November 10, 2021)	Improvement of the measures for addressing service vulnerabilities

Dec. 14, 2021	Central Radio Management Service	9 affiliated system operators of SK Broadband	Correctional order	—	Failure to execute the local channel investment plan (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order

Dec. 30, 2021	MSIT	SK Broadband	Correctional order (resubmi-ssion of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 50 million	Won 50 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

Dec. 30, 2021	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 5 million	Won 5 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

58

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 30, 2022	KCC	SK Broadband	Correctional order; Fine of Won 1.093 billion	Won 1.093 billion	Discriminatory practice in providing gifts to the Company’s users as part of its telecommunication bundle products (Article 50-1 of the Telecommunications Business Act and Article 42-1 of Enforcement Decree)	Submitted implementation plan; paid the fine (July 19)	Improve procedures; public announcement of correctional order

Dec. 20, 2022	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 97 million	Won 97 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors

Jan. 20, 2023	KCC; Communication office of the KCC	SK Broadband	Fine of Won 3.75 million	Won 3.75 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising information against the recipient’s express refusal (Article 50-2 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the reduced amount of the fine (Won 3 million; February 28, 2023)	Improve relevant business procedures

4. Material Events Subsequent to the Reporting Period

(1) On July 26, 2023, the Board of Directors approved the quarterly dividend as follows:

Classification	Content
Dividend Amount	Cash dividend of Won 830 per share (Total: Won 181,333 million)

Dividend Return Rate (based on market price)	1.78%

Dividend Record Date	June 30, 2023

Dividend Payment Date	Scheduled to be paid by August 14, 2023, in accordance with Article 165-12(3) of the Financial Investments Services and Capital Markets Act

59

(2) On July 26, 2023, the Board of Directors approved the following acquisition and cancellation of treasury shares. Pursuant to a trust agreement, the Company plans to repurchase treasury shares with an aggregate value of Won 300,000 million between July 27, 2023 and January 26, 2024, after which the Company plans to cancel approximately Won 200,000 million of such treasury shares. The estimated number of treasury shares to be cancelled was calculated based on the closing price of the Company’s shares as of June 30, 2023, which was Won 46,600 per share. The actual number and the aggregate amount of shares to be cancelled are subject to change based on future changes to the price of the Company’s shares.

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung

(Signature)
Name:	Heejun Chung
Title:	Senior Vice President

Date: September 7, 2023

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2023 and 2022

(With the Independent Auditor’s Review Report Thereon)

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of June 30, 2023, and the related interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the six-month periods ended June 30, 2023 and 2022, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the consolidated statement of financial position as of December 31, 2022, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2022 presented for comparative purposes is not different, in all material respects, from the above audited consolidated statement of financial position.

August 11, 2023

This report is effective as of August 11, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,557,985	1,882,291
Short-term financial instruments	29,30		350,216	237,230
Short-term investment securities	9,29,30		5,005	—
Accounts receivable – trade, net	5,29,30,31		1,934,667	1,970,611
Short-term loans, net	5,29,30		81,258	78,590
Accounts receivable – other, net	5,29,30,31,32		338,762	479,781
Contract assets	7,30		88,302	83,058
Prepaid expenses	6		1,978,262	1,974,315
Prepaid income taxes	27		72	415
Derivative financial assets	29,30		58,557	168,527
Inventories, net	8		166,740	166,355
Non-current assets held for sale	35		5,447	6,377
Advanced payments and others	5,29,30,31		140,713	171,646

			6,705,986	7,219,196

Non-Current Assets:
Long-term financial instruments	29,30		375	375
Long-term investment securities	9,29,30,32		1,583,529	1,410,736
Investments in associates and joint ventures	11		1,944,647	1,889,289
Investment property, net	13		38,126	25,137
Property and equipment, net	12,14,31,32		12,925,459	13,322,492
Goodwill	10		2,075,009	2,075,009
Intangible assets, net	15		3,018,822	3,324,910
Long-term contract assets	7,30		43,874	49,163
Long-term loans, net	5,29,30,31		28,159	26,973
Long-term accounts receivable – other, net	5,29,30,31,32		340,258	373,951
Long-term prepaid expenses	6		1,083,837	1,073,422
Guarantee deposits, net	5,29,30,31		178,910	167,441
Long-term derivative financial assets	29,30		181,088	152,633
Deferred tax assets	27		5,341	6,860
Defined benefit assets	19		137,477	175,748
Other non-current assets	5,29,30		14,681	14,927

			23,599,592	24,089,066

Total Assets		~~W~~	30,305,578	31,308,262

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	101,624	89,255
Accounts payable – other	29,30,31		1,611,549	2,427,906
Withholdings	29,30,31		903,019	803,555
Contract liabilities	7		163,443	172,348
Accrued expenses	29,30		1,398,669	1,505,549
Income tax payable	27		140,415	112,358
Provisions	18,34		38,369	39,683
Short-term borrowings	16,29,30,32		12,998	142,998
Current portion of long-term debt, net	16,29,30		1,542,153	1,967,586
Current portion of long-term payables – other	17,29,30		364,626	398,874
Lease liabilities	29,30,31		382,301	386,429

			6,659,166	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	16,29,30		7,375,840	6,524,095
Long-term borrowings, excluding current portion, net	16,29,30		291,875	668,125
Long-term payables – other	17,29,30		885,216	1,239,467
Long-term lease liabilities	29,30,31		1,347,105	1,395,628
Long-term contract liabilities	7		65,239	61,574
Defined benefit liabilities	19		155	61
Long-term derivative financial liabilities	29,30		302,593	302,593
Long-term provisions	18		83,316	79,415
Deferred tax liabilities	27		825,199	763,766
Other non-current liabilities	29,30,31		76,197	71,801

			11,252,735	11,106,525

Total Liabilities			17,911,901	19,153,066

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,545,620)	(11,567,117)
Retained earnings	22		22,712,088	22,463,711
Reserves	23		388,241	391,233

Equity attributable to owners of the Parent Company			11,585,202	11,318,320
Non-controlling interests			808,475	836,876

Total Shareholders’ Equity			12,393,677	12,155,196

Total Liabilities and Shareholders’ Equity		~~W~~	30,305,578	31,308,262

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of won)		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,31
Revenue		~~W~~	4,306,383	8,678,610	4,289,857	8,567,065
Operating expenses:	31
Labor			590,844	1,208,414	593,151	1,230,264
Commission	6		1,352,252	2,708,482	1,370,892	2,681,131
Depreciation and amortization	4		913,651	1,813,831	907,332	1,818,216
Network interconnection			167,230	339,707	185,255	374,645
Leased lines			66,921	138,929	61,084	128,708
Advertising			49,159	92,749	54,902	104,139
Rent			33,587	72,058	27,041	69,122
Cost of goods sold	8		277,266	591,457	267,701	575,316
Others	24		392,064	754,796	362,894	693,526

			3,842,974	7,720,423	3,830,252	7,675,067

Operating profit	4		463,409	958,187	459,605	891,998
Finance income	4,26		111,847	164,055	32,087	56,404
Finance costs	4,26		(136,462)	(261,600)	(101,334)	(194,425)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		8,901	9,672	13,576	(24,869)
Other non-operating income	4,25		10,995	20,329	8,872	24,613
Other non-operating expenses	4,25		(8,849)	(19,904)	(10,041)	(23,948)

Profit before income tax	4		449,841	870,739	402,765	729,773
Income tax expense	27		102,084	220,481	144,618	251,281

Profit for the period		~~W~~	347,757	650,258	258,147	478,492

Attributable to:
Owners of the Parent Company		~~W~~	329,183	619,689	253,862	465,115
Non-controlling interests			18,574	30,569	4,285	13,377
Earnings per share:	28
Basic earnings per share (in won)		~~W~~	1,490	2,804	1,147	2,100
Diluted earnings per share (in won)			1,489	2,803	1,147	2,099

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of won)		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	347,757	650,258	258,147	478,492

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	19		19,603	(863)	10,805	23,495
Valuation loss on financial assets at fair value through other comprehensive income	23		(99,242)	(44,548)	(315,318)	(370,842)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		3,499	35,553	64,216	126,910
Net change in unrealized fair value of derivatives	23		(3,378)	(3,779)	502	(9,564)
Foreign currency translation differences for foreign operations	23		(1,130)	9,690	14,788	18,715

Other comprehensive loss for the period, net of taxes			(80,648)	(3,947)	(225,007)	(211,286)

Total comprehensive income		~~W~~	267,109	646,311	33,140	267,206

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	247,163	615,062	26,786	254,194
Non-controlling interests			19,946	31,249	6,354	13,012

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)
		Attributable to owners of the Parent Company							Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total	Non-controlling interests
Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	465,115	—	465,115	13,377	478,492
Other comprehensive income (loss)	11,19,23		—	—	23,790	(234,711)	(210,921)	(365)	(211,286)

			—	—	488,905	(234,711)	254,194	13,012	267,206

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends			—	—	(180,942)	—	(180,942)	—	(180,942)
Share option	21		—	75,490	—	—	75,490	—	75,490
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Transactions of treasury shares	20,21		—	(4,107)	—	—	(4,107)	—	(4,107)
Changes in ownership in subsidiaries, etc.			—	2,884	—	—	2,884	19,540	22,424

			—	74,267	(549,511)	—	(475,244)	19,540	(455,704)

Balance as of June 30, 2022 (Unaudited)		~~W~~	30,493	(11,549,459)	22,376,735	500,527	11,358,296	788,344	12,146,640

Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	619,689	—	619,689	30,569	650,258
Other comprehensive income (loss)	11,19,23		—	—	(1,635)	(2,992)	(4,627)	680	(3,947)

			—	—	618,054	(2,992)	615,062	31,249	646,311

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends			—	—	(181,327)	—	(181,327)	—	(181,327)
Share option	21		—	1,131	—	—	1,131	—	1,131
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Repayments of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds			—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	20,21		—	20,367	—	—	20,367	—	20,367
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(9,093)	(7,603)

			—	21,497	(369,677)	—	(348,180)	(59,650)	(407,830)

Balance as of June 30, 2023 (Unaudited)		~~W~~	30,493	(11,545,620)	22,712,088	388,241	11,585,202	808,475	12,393,677

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	650,258	478,492
Adjustments for income and expenses	33		2,289,721	2,495,423
Changes in assets and liabilities related to operating activities	33		(300,017)	81,598

			2,639,962	3,055,513
Interest received			27,462	18,438
Dividends received			35,971	15,098
Interest paid			(181,095)	(127,984)
Income tax paid			(124,518)	(224,790)

Net cash provided by operating activities			2,397,782	2,736,275

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			5,278	69,844
Collection of short-term loans			66,784	64,212
Proceeds from disposals of long-term investment securities			15,640	27,287
Proceeds from disposals of investments in associates and joint ventures			—	6,880
Proceeds from disposals of property and equipment			7,333	2,930
Proceeds from disposals of intangible assets			17	9,561
Proceeds from disposals of non-current assets held for sale			930	—
Collection of long-term loans			877	675
Decrease in deposits			2,359	7,478
Proceeds from settlement of derivatives			1,025	836

			100,243	189,703
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(117,537)	(244,274)
Increase in short-term loans			(66,803)	(59,651)
Increase in long-term loans			(5,439)	(7,032)
Acquisitions of long-term investment securities			(157,880)	(68,091)
Acquisitions of investments in associates and joint ventures			(12,000)	(6,671)
Acquisitions of property and equipment			(1,398,451)	(1,281,566)
Acquisitions of intangible assets			(20,035)	(33,470)
Increase in deposits			(4,268)	(10,519)
Cash outflow for business combinations, net			—	(62,312)

			(1,782,413)	(1,773,586)

Net cash used in investing activities		~~W~~	(1,682,170)	(1,583,883)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	—	350,000
Proceeds from issuance of debentures			1,323,530	497,805
Cash inflows from settlement of derivatives			126,000	768
Proceeds from issuance of hybrid bonds			398,509	—
Transactions with non-controlling shareholders			186	31,151

			1,848,225	879,724
Cash outflows for financing activities:
Repayments of short-term borrowings			(130,000)	—
Repayments of long-term borrowings			(12,500)	(22,721)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,339,000)	(600,000)
Payments of dividends			(412,833)	(542,104)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(189,078)	(187,925)
Transactions with non-controlling shareholders			—	(367)

			(2,891,039)	(1,760,745)

Net cash used in financing activities			(1,042,814)	(881,021)

Net increase (decrease) in cash and cash equivalents			(327,202)	271,371
Cash and cash equivalents at beginning of the period			1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			2,896	8,812

Cash and cash equivalents at end of the period		~~W~~	1,557,985	1,152,914

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. Meanwhile, the Board of Directors of the Parent Company resolved to cancel the listing of the Parent Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of June 30, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,141,446	7.38
Institutional investors and other shareholders	132,816,810	60.69
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	360,004	0.16

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of June 30, 2023 and December 31, 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*2)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the six-month period ended June 30, 2023 is as follows:

(In millions of won)	As of June 30, 2023				For the six-month period ended June 30, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	204,750	61,239	143,511	156,952	11,591
SK Broadband Co., Ltd.		6,613,247	3,594,519	3,018,728	2,131,612	111,143
PS&Marketing Corporation		409,315	182,765	226,550	626,766	1,257
SERVICE ACE Co., Ltd.		86,272	50,364	35,908	100,984	2,880
SERVICE TOP Co., Ltd.		71,946	44,569	27,377	93,008	3,927
SK O&S Co., Ltd.		112,810	61,430	51,380	138,758	835
Home & Service Co., Ltd.		161,992	102,736	59,256	239,251	1,969
SK stoa Co., Ltd.		85,630	26,921	58,709	149,800	(482)
SK m&service Co., Ltd.		156,998	90,753	66,245	125,673	1,689

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

(4)	Changes in subsidiaries

There was no subsidiary newly included or excluded in the interim consolidated financial statements for the six-month period ended June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of June 30, 2023
Current assets	~~W~~	1,707,422
Non-current assets		5,080,876
Current liabilities		(1,669,918)
Non-current liabilities		(1,992,905)
Net assets		3,125,475
Carrying amount of non-controlling interests		791,102

	For the six-month period ended June 30, 2023
Revenue	~~W~~	2,129,782
Profit for the period		108,673
Total comprehensive income		105,667
Profit attributable to non-controlling interests		27,230

Net cash provided by operating activities	~~W~~	660,510
Net cash used in investing activities		(599,535)
Net cash provided by financing activities		134,369
Effects of exchange rate changes on cash and cash equivalents		(136)
Net increase in cash and cash equivalents		195,208

Dividends paid to non-controlling interests for the six-month period ended June 30, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2023 and as of and for the year ended December 31, 2022 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528

Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)

Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2022. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a material impact on the Group’s interim consolidated financial statements.

-	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

-	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

-	Definition of Accounting Estimates (Amendments to KIFRS 1008)

-	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

-	KIFRS 1117 Insurance Contracts and its amendments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and is presented collectively as others.

(1)	Segment information for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,195,999	2,534,782	300,592	10,031,373	(1,352,763)	8,678,610
Inter-segment revenue		743,706	587,166	21,891	1,352,763	(1,352,763)	—
External revenue		6,452,293	1,947,616	278,701	8,678,610	—	8,678,610
Depreciation and amortization		1,375,413	485,964	12,224	1,873,601	(59,770)	1,813,831
Operating profit (loss)		804,936	170,838	(16,703)	959,071	(884)	958,187
Finance income and costs, net							(97,545)
Gain relating to investments in associates and joint ventures, net							9,672
Other non-operating income and expense, net							425

Profit before income tax							870,739

(In millions of won)
	For the six-month period ended June 30, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,165,743	2,424,129	268,399	9,858,271	(1,291,206)	8,567,065
Inter-segment revenue		745,030	528,920	17,256	1,291,206	(1,291,206)	—
External revenue		6,420,713	1,895,209	251,143	8,567,065	—	8,567,065
Depreciation and amortization		1,371,269	493,126	9,840	1,874,235	(56,019)	1,818,216
Operating profit (loss)		746,500	162,538	4,030	913,068	(21,070)	891,998
Finance income and costs, net							(138,021)
Loss relating to investments in associates and joint ventures, net							(24,869)
Other non-operating income and expense, net							665

Profit before income tax							729,773

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue as of June 30, 2023 and December 31, 2022.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2023		June 30, 2022
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	440,285	438,562
Fixed-line telecommunication revenue	Goods and others		55,208	43,408
Other revenue	Others(*2)		230,735	218,129

			726,228	700,099

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		5,131,882	5,102,309
	Cellular interconnection		220,710	254,400
	Other(*4)		659,416	625,442
Fixed-line telecommunication revenue	Fixed-line service		64,802	87,235
	Cellular interconnection		8,440	11,944
	Internet Protocol Television(*5)		913,078	902,037
	International calls		96,799	88,326
	Internet service and miscellaneous(*6)		809,289	762,259
Other revenue	Miscellaneous(*2)		47,966	33,014

			7,952,382	7,866,966

		~~W~~	8,678,610	8,567,065

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,177,231	(242,564)	1,934,667
Short-term loans		81,984	(726)	81,258
Accounts receivable – other(*)		381,122	(42,360)	338,762
Accrued income		3,211	—	3,211
Guarantee deposits (Other current assets)		103,532	—	103,532

		2,747,080	(285,650)	2,461,430
Non-current assets:
Long-term loans		73,298	(45,139)	28,159
Long-term accounts receivable – other(*)		342,136	(1,878)	340,258
Guarantee deposits		179,210	(300)	178,910
Long-term accounts receivable – trade (Other non-current assets)		13,872	(3)	13,869

		608,516	(47,320)	561,196

	~~W~~	3,355,596	(332,970)	3,022,626

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2023 include ~~W~~236,111 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written- off	June 30, 2023
Accounts receivable – trade	~~W~~	234,923	19,658	(17,295)	5,281	242,567
Accounts receivable – other, etc.		90,079	2,661	(4,297)	1,960	90,403

	~~W~~	325,002	22,319	(21,592)	7,241	332,970

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written- off	Business combination	June 30, 2022
Accounts receivable – trade	~~W~~	238,881	15,373	(18,936)	5,826	3	241,147
Accounts receivable – other, etc.		92,010	1,443	(3,627)	948	392	91,166

	~~W~~	330,891	16,816	(22,563)	6,774	395	332,313

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to have low credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,884,166	1,888,182
Others		94,096	86,133

	~~W~~	1,978,262	1,974,315

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,015,392	996,180
Others		68,445	77,242

	~~W~~	1,083,837	1,073,422

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization and impairment losses recognized	~~W~~	621,309	1,247,556	620,496	1,245,726

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	132,176	132,221
Contract liabilities:
Wireless service contracts		19,043	18,544
Customer loyalty programs		6,675	7,706
Fixed-line service contracts		144,850	136,880
Others		58,114	70,792

	~~W~~	228,682	233,922

(2)

The amount of revenue recognized for the six-month periods ended June 30, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~78,110 million and ~~W~~80,586 million, respectively.

8.	Inventories

(1)	Details of inventories as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	163,460	(7,954)	155,506	156,919	(5,616)	151,303
Supplies		11,234	—	11,234	15,052	—	15,052

	~~W~~	174,694	(7,954)	166,740	171,971	(5,616)	166,355

(2)

Inventories recognized as operating expenses for the six-month periods ended June 30, 2023 and 2022 are ~~W~~591,457 million and ~~W~~575,316 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in cost of goods sold and other operating expenses amount to ~~W~~2,338 million and ~~W~~1,109 million for the six-month periods ended June 30, 2023 and 2022, respectively. Write-down included in other operating expenses for the six-month period ended June 30, 2022 is ~~W~~977 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

9.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category	June 30, 2023		December 31, 2022
Beneficiary certificates	FVTPL	~~W~~	5,005	—

(2)	Details of long-term investment securities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category	June 30, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,334,876	1,189,597
	FVTPL		54,696	44,440

			1,389,572	1,234,037
Debt instruments	FVTPL		193,957	176,699

			193,957	176,699

		~~W~~	1,583,529	1,410,736

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2023 and December 31, 2022 are ~~W~~1,334,876 million and ~~W~~1,189,597 million, respectively.

10.	Business Combinations

(1)	2023

There	were no changes in the Group due to the business combinations for the six-month period ended June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

10.	Business Combinations, Continued

(2)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		June 30, 2023			December 31, 2022
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	901,225	27.3	~~W~~	879,527
Korea IT Fund(*1)	Korea	63.3		327,563	63.3		324,860
UniSK	China	49.0		21,155	49.0		20,839
SK Technology Innovation Company	Cayman Islands	49.0		72,540	49.0		69,375
SK MENA Investment B.V.	Netherlands	32.1		15,239	32.1		14,296
SK Latin America Investment S.A.	Spain	32.1		12,834	32.1		11,961
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		369,029	20.0		357,537
CITADEL PACIFIC TELECOM HOLDINGS, LLC(*2)	USA	15.0		47,152	15.0		48,542
SM. Culture & Contents Co., Ltd.	Korea	23.0		60,196	23.1		59,611
Invites Healthcare Co., Ltd.(*3)	Korea	31.1		—	31.1		—
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		13,882	27.3		13,575
Home Choice Corp.(*2)	Korea	17.8		3,119	17.8		4,456
Konan Technology Inc.	Korea	20.8		7,078	20.8		8,366
CMES Inc.(*2)	Korea	7.7		900	7.7		900
12CM JAPAN and others(*2,6)	—	—		85,132	—		69,734

				1,937,044			1,883,579

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*4,5)	Korea	48.2		7,603	48.2		5,710

				7,603			5,710

			~~W~~	1,944,647		~~W~~	1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2023 and December 31, 2022 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)	The Group additionally contributed ~~W~~2,000 million in cash for the six-month period ended June 30, 2023, but there is no change in the ownership interest.
(*5)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*6)

The Group contributed ~~W~~6,500 million to Telecom Daean Evaluation Co., Ltd. (tentative) and obtained significant influence over the investee for the six-month period ended June 30, 2023, and the Group additionally contributed ~~W~~3,000 million in cash investment in KB ESG Fund of three telecommunications companies for the six-month period ended June 30, 2023.

(2)	The market value of investments in listed associates as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co.,Ltd.	~~W~~	2,480	22,033,898	54,644	2,960	22,033,898	65,220
Konan Technology Inc.		68,100	1,179,580	80,329	28,250	1,179,580	33,323

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the six-month period ended June 30, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	102,711	1,321,560	239,109
Non-current assets		414,494	2,023,563	3,066,870
Current liabilities		—	99,642	510,359
Non-current liabilities		—	244,473	14,889

Revenue	~~W~~	15,474	34,514	26,849
Profit (loss) for the period		3,368	15,553	(18,115)
Other comprehensive income (loss)		4,318	(32,346)	2,439
Total comprehensive income (loss)		7,686	(16,793)	(15,676)

(In millions of won)
	December 31, 2022
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the period		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	517,205	63.3	327,563	—	327,563
SK China Company Ltd.(*)		3,001,008	27.3	818,411	82,814	901,225
SK South East Asia Investment Pte. Ltd.(*)		1,845,144	20.0	369,029	—	369,029

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.(*)		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	4,926	16,772	—	901,225
Korea IT Fund(*1)		324,860	—	2,133	2,735	(2,165)	327,563
UniSK(*1)		20,839	—	906	145	(735)	21,155
SK Technology Innovation Company		69,375	—	665	2,500	—	72,540
SK MENA Investment B.V.		14,296	—	433	510	—	15,239
SK Latin America Investment S.A.		11,961	—	217	656	—	12,834
SK South East Asia Investment Pte. Ltd.		357,537	—	(1,533)	13,025	—	369,029
CITADEL PACIFIC TELECOM HOLDINGS, LLC(*1)		48,542	—	1,372	1,203	(3,965)	47,152
SM. Culture & Contents Co., Ltd.		59,611	(55)	166	474	—	60,196
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	443	—	(136)	13,882
Home Choice Corp.		4,456	—	(1,337)	—	—	3,119
Konan Technology Inc.		8,366	—	(1,288)	—	—	7,078
CMES Inc.		900	—	—	—	—	900
12CM JAPAN and others(*1,2)		69,734	10,000	2,731	2,778	(111)	85,132

		1,883,579	9,945	9,834	40,798	(7,112)	1,937,044
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(107)	—	—	7,603

		5,710	2,000	(107)	—	—	7,603

	~~W~~	1,889,289	11,945	9,727	40,798	(7,112)	1,944,647

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2023.
(*2)

The acquisition for the six-month period ended June 30, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Co., Ltd. (tentative), ~~W~~3,000 million of investment in KB ESG Fund of three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~26 million of investment in SK VENTURE CAPITAL, LLC and ~~W~~259 million of investment in WALDEN SKT VENTURE FUND.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

(In millions of won)	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(15,161)	85,887	—	864,480
Korea IT Fund (*1)		339,976	—	4,989	(3,047)	(12,410)	329,508
HanaCard Co., Ltd.		349,866	—	17,749	774	—	368,389
UniSK		19,156	—	608	551	—	20,315
SK Technology Innovation Company		86,301	—	(29,051)	6,010	—	63,260
SK MENA Investment B.V.		15,343	—	(6)	1,298	—	16,635
SK Latin America Investment S.A.		14,004	—	(817)	17	—	13,204
SK South East Asia Investment Pte. Ltd.		348,782	—	3,319	30,973	—	383,074
Pacific Telecom Inc.		43,789	—	1,415	2,622	—	47,826
SM. Culture & Contents Co., Ltd.		60,261	30	(1,895)	—	—	58,396
Digital Games International Pte. Ltd.		2,208	(1,118)	(429)	61	—	722
Invites Healthcare Co., Ltd.		26,474	—	(10,500)	(32)	—	15,942
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	565	—	(136)	12,954
Home Choice Corp.		3,052	—	(322)	1	—	2,731
CMES Inc.(*2)		—	—	—	—	900	900
12CM JAPAN and others(*3)		72,605	3,567	1,342	1,602	—	79,116

		2,188,096	2,479	(28,194)	126,717	(11,646)	2,277,452
Investments in joint ventures:
Finnq Co., Ltd.		7,255	—	(3,617)	202	—	3,840
UTC Kakao-SK Telecom ESG Fund		2,000	2,000	(75)	—	—	3,925

		9,255	2,000	(3,692)	202	—	7,765

	~~W~~	2,197,351	4,479	(31,886)	126,919	(11,646)	2,285,217

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2022.
(*2)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the six-month period ended June 30, 2022.
(*3)

The acquisition for the six-month period ended June 30, 2022 includes ~~W~~2,000 million of investment in Smart SKT Infinitum Game Fund, ~~W~~2,000 million of investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the six-month period ended June 30, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of June 30, 2023 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the six-month period ended June 30, 2023		Cumulative loss	For the six-month period ended June 30, 2023	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	63	8,758	—	—
Invites Healthcare Co., Ltd.		3,480	3,480	1,176	1,176
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	3,543	18,018	1,176	1,052

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(388)	222,929	—	1,228,401

Buildings		785,225	235	(46)	14,620	(26,996)	773,038

Structures		265,656	94	(6)	3,500	(19,318)	249,926
Machinery		7,912,900	176,034	(2,040)	910,302	(1,154,711)	7,842,485

Other		497,394	228,030	(72)	(212,370)	(45,227)	467,755

Right-of-use assets		1,786,129	194,087	(39,329)	(10,583)	(207,572)	1,722,732

Construction in progress		1,069,331	609,405	—	(1,037,614)	—	641,122

	~~W~~	13,322,492	1,207,888	(41,881)	(109,216)	(1,453,824)	12,925,459

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	79	(94)	28,566	—	2,789	1,004,140

Buildings		794,453	818	(541)	23,758	(27,148)	8,583	799,923

Structures		291,279	611	(20)	8,337	(19,084)	—	281,123

Machinery		7,997,927	152,490	(37,464)	791,359	(1,146,799)	—	7,757,513

Other		487,716	326,014	(492)	(295,857)	(49,420)	8,554	476,515

Right-of-use assets		1,559,333	279,176	(28,153)	(10,203)	(204,658)	6,331	1,601,826

Construction in progress		767,751	581,986	(704)	(600,101)	—	881	749,813

	~~W~~	12,871,259	1,341,174	(67,468)	(54,141)	(1,447,109)	27,138	12,670,853

(*)	Includes assets acquired from SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

13.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	9,272	—	15,387

Buildings		6,884	4,989	(711)	11,162

Right-of-use assets		12,138	474	(1,035)	11,577

	~~W~~	25,137	14,735	(1,746)	38,126

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	24	—	6,095

Buildings		7,353	87	(356)	7,084

Right-of-use assets		9,610	1,845	(744)	10,711

	~~W~~	23,034	1,956	(1,100)	23,890

(2)	The Group recognized lease income of ~~W~~3,272 million and ~~W~~2,462 million for the six-month periods ended June 30, 2023 and 2022, respectively, from investment property.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

14.	Leases

(1)	Details of the right-of-use assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Right-of-use assets:

Land, buildings and structures	~~W~~	1,485,185	1,546,918

Others		237,547	239,211

	~~W~~	1,722,732	1,786,129

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the six-month periods ended June 30, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Depreciation of right-of-use assets:

Land, buildings and structures	~~W~~	175,919	177,251

Others(*)		31,653	27,407

		207,572	204,658

Interest expense on lease liabilities	~~W~~	23,401	13,530

(*)	Others include the amount reclassified to research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the six-month periods ended June 30, 2023 and 2022 amounted to ~~W~~223,314 million and ~~W~~207,074 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(240,296)	—	1,842,136
Land usage rights		1,224	70	—	—	(507)	—	787
Industrial rights		51,792	2,440	—	—	(2,215)	—	52,017
Development costs		284	—	—	—	(210)	(1)	73
Facility usage rights		14,997	976	(1)	991	(1,856)	—	15,107
Customer relations		300,181	—	—	—	(13,516)	—	286,665
Club memberships(*1)		91,971	3,509	(9)	65	—	—	95,536
Other(*2)		782,029	13,526	(833)	100,573	(168,326)	(468)	726,501

	~~W~~	3,324,910	20,521	(843)	101,629	(426,926)	(469)	3,018,822

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Business combination (*3)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(238,390)	—	2,321,299
Land usage rights		2,732	—	—	—	(864)	—	1,868
Industrial rights		55,954	7,471	—	(103)	(2,222)	3	61,103
Development costs		200	—	—	—	(251)	657	606
Facility usage rights		17,874	432	(1)	49	(2,423)	—	15,931
Customer relations		327,257	—	—	—	(13,541)	—	313,716
Club memberships(*1)		88,494	2,126	(6,527)	—	—	1,389	85,482
Other(*2)		817,569	17,923	—	58,750	(181,095)	10,413	723,560

	~~W~~	3,869,769	27,952	(6,528)	58,696	(438,786)	12,462	3,523,565

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	131,747	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		361,425	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		424,960	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		271,630	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		652,374	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,842,136

16.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	June 30, 2023		December 31, 2022
Short-term borrowings	BNK Securities. Co., Ltd.	—	—	~~W~~	—	100,000
	KEB Hana Bank	—	—		—	30,000
	Hana Financial Investment Co., Ltd.(*)	6.00	Nov. 27, 2023		4,642	4,642
	DB Financial Investment Co., Ltd.(*)	6.30	Aug. 21, 2023		2,785	2,785
	Shinhan Investment Corp.(*)	6.20	Nov. 27, 2023		5,571	5,571

				~~W~~	12,998	142,998

(*)

PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~26,620 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the six-month period ended June 30, 2023 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	124,987
Non-current					668,125

As of January 1, 2023					793,112

Repayments of long-term borrowings:
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(6,250)
	Credit Agricole CIB(*2,3)	3M CD + 0.82	Dec. 14, 2023		(6,250)

					(12,500)

Other changes(*4)					9
Current(*5)					488,746
Non-current(*5)					291,875

As of June 30, 2023				~~W~~	780,621

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*3)	3M CD rates are 3.75% as of June 30, 2023.
(*4)	Other changes include the effects of changes in present value discount for the six-month period ended June 30, 2023.
(*5)	~~W~~376,251 million were reclassified from non-current to current for the six-month period ended June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2023 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,843,840		1,842,599
Non-current					6,542,110		6,524,095

As of January 1, 2023					8,385,950		8,366,694
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000		109,506
Unsecured corporate bonds	Refinancing fund	3.83	Feb. 17, 2028		190,000		189,224
Unsecured corporate bonds	Refinancing fund	3.72	Apr. 10, 2026		80,000		79,639
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2028		200,000		199,226
Unsecured corporate bonds	Refinancing fund	3.96	Apr. 12, 2030		70,000		69,737
Unsecured corporate bonds(*1)	Refinancing fund	4.21	Feb. 28, 2025		50,000		49,760
Unsecured corporate bonds(*1)	Refinancing fund	4.28	Feb. 27, 2026		100,000		99,570
Unsecured corporate bonds(*1)	Refinancing fund	4.37	Mar. 2, 2028		90,000		89,607
Unsecured global bonds(*1)	Refinancing fund	4.88	Jun. 28, 2028	USD	390,930 300,000	USD	385,464 300,000

					1,280,930		1,271,733

Debentures repaid:
Unsecured corporate bonds	Operating fund	3.03	Apr. 23, 2023		(230,000)		(230,000)
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)		(100,000)
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)		(170,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.93	Feb. 1, 2023		(80,000)		(80,000)
Unsecured corporate bonds(*1)	Refinancing fund	1.48	Jun. 9, 2023		(100,000)		(100,000)
Unsecured global bonds	Operating fund	3.75	Apr. 16, 2023	USD	(659,000 500,000)	USD	(659,000 500,000)

					(1,339,000)		(1,339,000)

Other changes(*2)					126,272		129,820
Current(*3)					1,053,840		1,053,407
Non-current(*3)					7,400,312		7,375,840

As of June 30, 2023				~~W~~	8,454,152		8,429,247

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2023 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects of foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2023.
(*3)	~~W~~509,533 million were reclassified from non-current to current for the six-month period ended June 30, 2023.

17.	Long-term Payables—other

(1)	As of June 30, 2023 and December 31, 2022, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	June 30, 2023		December 31, 2022
Long-term payables—other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables—other		(40,383)	(52,129)
Current installments of long-term payables—other		(364,626)	(398,874)

Carrying amount at period end	~~W~~	885,216	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables—other for the six-month periods ended June 30, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables — other as of June 30, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		738,300
3~5 years		182,775

	~~W~~	1,290,225

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

18.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023							As of June 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	5,763	(1,172)	(654)	24	119,050	36,053	82,997
Emission allowance		2,186	1,647	—	(1,985)	—	1,848	1,848	—
Other provisions		1,823	1	(1,005)	(7)	(25)	787	468	319

	~~W~~	119,098	7,411	(2,177)	(2,646)	(1)	121,685	38,369	83,316

(In millions of won)
	For the six-month period ended June 30, 2022								As of June 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	3,068	(3,330)	(250)	13	991	115,223	64,448	50,775
Emission allowance		1,885	1,186	—	(1,545)	—	—	1,526	1,526	—
Other provisions		10,379	3,181	(2)	(60)	(42)	—	13,456	522	12,934

	~~W~~	126,995	7,435	(3,332)	(1,855)	(29)	991	130,205	66,496	63,709

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,086,969	1,038,320
Fair value of plan assets		(1,224,291)	(1,214,007)

Defined benefit assets(*)		(137,477)	(175,748)

Defined benefit liabilities		155	61

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Beginning balance	~~W~~	1,038,320	1,035,016
Current service cost		65,665	68,126
Interest cost		26,561	15,048
Remeasurement
- Demographic assumption		—	(5,672)
- Financial assumption		1,227	(41,426)
- Adjustment based on experience		1,172	7,078
Business combinations(*)		—	29,357
Benefit paid		(50,722)	(42,981)
Others		4,746	6,286

Ending balance	~~W~~	1,086,969	1,070,832

(*)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the six-month period ended June 30, 2022.

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Beginning balance	~~W~~	1,214,007	1,040,286
Interest income		30,465	14,853
Remeasurement		663	(9,570)
Contributions		38,001	26,652
Benefit paid		(57,691)	(54,781)
Business combinations(*)		—	26,618
Others		(1,154)	5,444

Ending balance	~~W~~	1,224,291	1,049,502

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2023 and 2022, is as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Current service cost	~~W~~	65,665	68,126
Net interest cost (income)		(3,904)	195

	~~W~~	61,761	68,321

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(16,494)	(36,702)
Hybrid bonds(*2)		398,509	398,759
Share option (Note 21)		2,670	2,061
Others(*3)		(13,701,305)	(13,702,235)

	~~W~~	(11,545,620)	(11,567,117)

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2023 and 2022, and details of shares outstanding as of June 30, 2023 and 2022 are as follows:

(In shares)	June 30, 2023			June 30, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	360,004	218,473,140	218,833,144	801,091	218,032,053

(3)	Details of treasury shares as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023		December 31, 2022
Number of shares(*)		360,004	801,091
Acquisition cost	~~W~~	16,494	36,702

(*)

The Parent Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the six-month period ended June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~
	Mar. 24, 2024	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date
Series
	7-1	7-2	8
Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025	Mar. 26, 2024	Mar. 29, 2025
	~	~	~
	Mar. 25, 2029	Mar. 25, 2027	Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share option were fully forfeited for the six-month period ended June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the six-month period ended June 30, 2023		857
In subsequent periods		2,129

	~~W~~	158,565

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~3,947 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~732 million and ~~W~~906 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.56%	3.55%	3.56%	3.65%	3.65%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	46,600	46,600	46,600	46,600	46,600
Expected volatility	17.60%	17.60%	17.60%	17.60%	17.60%
Expected dividends	7.10%	7.10%	7.10%	7.10%	7.10%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	190	503	962	8,393	2,433

(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.67%	3.65%	3.66%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	46,600	46,600	46,600
Expected volatility	17.60%	17.60%	17.60%
Expected dividends	7.10%	7.10%	7.10%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	1,883	1,488	3,736

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.56%	3.56%	3.68%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	46,600	44,250	46,600
Expected volatility	17.60%	31.60%	17.60%
Expected dividends	7.10%	0.00%	7.10%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	1,048	3,032	715

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

22.	Retained Earnings

Retained earnings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		8,293,330	8,444,953

	~~W~~	22,712,088	22,463,711

23.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	130,143	173,281
Other comprehensive income of investments in associates and joint ventures		209,030	173,477
Valuation gain on derivatives		10,464	14,463
Foreign currency translation differences for foreign operations		38,604	30,012

	~~W~~	388,241	391,233

(2)	Changes in reserves for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(370,842)	126,910	(8,127)	17,348	(234,711)
Balance as of June 30, 2022	~~W~~	262,398	180,680	25,791	31,658	500,527
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		(43,138)	35,553	(3,999)	8,592	(2,992)

Balance as of June 30, 2023	~~W~~	130,143	209,030	10,464	38,604	388,241

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	8,152	16,102	8,030	15,579
Utilities		113,388	231,217	88,039	183,252
Taxes and dues		23,567	30,918	27,712	35,611
Repair		106,447	205,630	107,856	204,128
Research and development		87,901	161,481	88,661	166,742
Training		7,707	16,648	7,508	14,558
Bad debt for accounts receivable—trade		10,241	19,658	6,178	15,373
Travel		5,106	10,952	3,524	6,277
Supplies and others		29,555	62,190	25,386	52,006

	~~W~~	392,064	754,796	362,894	693,526

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	5,713	11,642	3,854	8,777
Others		5,282	8,687	5,018	15,836

	~~W~~	10,995	20,329	8,872	24,613

Other non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	405	469	—	—
Loss on disposal of property and equipment and intangible assets		1,764	3,009	1,737	3,856
Donations		5,891	10,666	4,911	10,161
Bad debt for accounts receivable—other		824	2,661	1,335	1,443
Others		(35)	3,099	2,058	8,488

	~~W~~	8,849	19,904	10,041	23,948

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	19,270	32,268	11,462	21,272
Gain on sale of accounts receivable—other		—	—	—	1,043
Dividends		6,616	30,262	1,035	2,552
Gain on foreign currency transactions		5,130	10,704	6,594	7,945
Gain on foreign currency translations		(392)	1,367	10,235	12,939
Gain relating to financial instruments at FVTPL		81,223	89,454	2,761	10,653

	~~W~~	111,847	164,055	32,087	56,404

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expenses	~~W~~	95,846	188,916	75,876	149,801
Loss on sale of accounts receivable—other		10,416	34,494	5,169	8,006
Loss on foreign currency transactions		8,526	13,330	5,610	6,755
Loss on foreign currency translations		38	1,282	1,330	11,329
Loss relating to financial instruments at FVTPL		21,636	23,578	13,349	18,534

	~~W~~	136,462	261,600	101,334	194,425

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and financial instruments	~~W~~	12,217	17,519	4,934	8,610
Interest income on loans and others		7,053	14,749	6,528	12,662

	~~W~~	19,270	32,268	11,462	21,272

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expenses on borrowings	~~W~~	5,809	14,471	6,718	9,940
Interest expenses on debentures		59,716	117,747	53,998	106,436
Others		30,321	56,698	15,160	33,425

	~~W~~	95,846	188,916	75,876	149,801

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable—trade	~~W~~	10,241	19,658	6,178	15,373
Other receivables		824	2,661	1,335	1,443

	~~W~~	11,065	22,319	7,513	16,816

27.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	329,183	619,689	253,862	465,115
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit attributable to owners of the Parent Company on common shares		325,492	612,306	250,171	457,732
Weighted average number of common shares outstanding		218,471,602	218,364,463	218,019,289	217,956,305

Basic earnings per share (in won)	~~W~~	1,490	2,804	1,147	2,100

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Disposal of treasury shares	441,087	439,549	332,410

	218,473,140	218,471,602	218,364,463

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	437,137	374,153

	218,032,053	218,019,289	217,956,305

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	325,492	612,306	250,171	457,732
Adjusted weighted average number of common shares outstanding		218,549,418	218,436,868	218,156,534	218,090,261

Diluted earnings per share (in won)	~~W~~	1,489	2,803	1,147	2,099

2)	The adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2023 and 2022 is calculated as follows:

(In shares)
	2023		2022
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1	218,032,053	218,032,053	217,582,152	217,582,152
Effect of treasury shares	439,549	332,410	437,137	374,153
Effect of share option	77,816	72,405	137,245	133,956

Adjusted weighted average number of common shares outstanding	218,549,418	218,436,868	218,156,534	218,090,261

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	664,073	—	893,912	—	1,557,985
Financial instruments		214,375	—	136,216	—	350,591
Short-term investment securities		5,005	—	—	—	5,005
Long-term investment securities(*)		248,653	1,334,876	—	—	1,583,529
Accounts receivable—trade		—	—	1,948,537	—	1,948,537
Loans and other receivables		236,111	—	837,156	—	1,073,267
Derivative financial assets		31,766	—	—	207,879	239,645

	~~W~~	1,399,983	1,334,876	3,815,821	207,879	6,758,559

(*)	The Group designated ~~W~~1,334,876 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable—trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable—trade	~~W~~	—	101,624	101,624
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	793,619	793,619
Debentures		—	8,429,247	8,429,247
Lease liabilities(*)		—	1,729,406	1,729,406
Accounts payable - other and others		—	4,334,878	4,334,878

	~~W~~	302,593	15,388,774	15,691,367

(In millions of won)	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable—trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable—other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable—trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group has currency risk due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems of receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2023 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	58,103	~~W~~	76,278	1,315,552	~~W~~	1,727,056
EUR	5,553		7,922	—		—
Others	—		456	—		94

		~~W~~	84,656		~~W~~	1,727,150

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign-currency debentures and borrowings.

As of June 30, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	4,625	(4,625)
EUR		792	(792)
Others		37	(37)

	~~W~~	5,454	(5,454)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables—other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2023, floating-rate borrowings and debentures amount to ~~W~~46,250 million and ~~W~~393,840 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings amounting to ~~W~~6,250 million and debentures. Therefore, profit before income taxes for the six-month period ended June 30, 2023 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2023 would change by ~~W~~200 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of June 30, 2023, the floating-rate long-term payables—other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2023, would change by ~~W~~6,451 million in relation to the floating-rate long-term payables—other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The calculation of USD LIBOR which was previously used as the interest rate benchmark was suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate (“SOFR”).

For financial instruments related to the suspended LIBOR calculation, the Group included fallback clauses or replaced LIBOR with alternative interest rates before the calculation is suspended. Meanwhile, in case of Korean CD rate, Korea Overnight Financing Repo Rate (“KOFR”) was selected as alternative interest rate benchmark, and Korea Securities Depository has begun disclosing the rate since November 26, 2021. KOFR is calculated using the overnight RP rate with government bonds and monetary stabilization bonds as collateral. However, unlike LIBOR, calculation of CD rate will not be suspended, thereby making it unclear when and how the transition to KOFR will take place.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group completed discussion with the counterparty about including the fallback clauses as of June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Derivatives

Most of the Group’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association(“ISDA”)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

2)	Credit risk

The maximum credit exposure as of June 30, 2023 and December 31, 2022 is as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	1,557,774	1,882,093
Financial instruments		350,591	237,605
Long-term investment securities		—	900
Accounts receivable—trade		1,948,537	1,984,772
Contract assets		132,176	132,221
Loans and other receivables		1,073,973	1,241,672
Derivative financial assets		239,645	321,160

	~~W~~	5,302,696	5,800,423

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable—trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Accounts payable—trade	~~W~~	101,624	101,624	101,624	—	—
Borrowings(*)		793,619	820,902	519,312	301,590	—
Debentures(*)		8,429,247	9,649,764	1,314,880	6,164,550	2,170,334
Lease liabilities		1,729,406	2,009,586	395,064	1,100,178	514,344
Accounts payable—other and others(*)		4,334,878	4,459,232	3,483,735	975,446	51

	~~W~~	15,388,774	17,041,108	5,814,615	8,541,764	2,684,729

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	~~W~~	207,879	221,725	93,357	128,368	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2022.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Total liabilities	~~W~~	17,911,901	19,153,066
Total equity		12,393,677	12,155,196

Debt-equity ratios		144.52%	157.57%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2023 are as follows:

(In millions of won)	June 30, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,399,983	54,687	1,119,563	225,733	1,399,983
Derivative hedging instruments		207,879	—	207,879	—	207,879
FVOCI		1,334,876	1,128,733	—	206,143	1,334,876

	~~W~~	2,942,738	1,183,420	1,327,442	431,876	2,942,738

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	793,619	—	783,415	—	783,415
Debentures		8,429,247	—	8,027,791	—	8,027,791
Long-term payables—other		1,249,842	—	1,265,220	—	1,265,220

	~~W~~	10,472,708	—	10,076,426	—	10,076,426

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables—other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 6.69%
Borrowings and debentures	4.00% ~ 4.44%
Long-term payables—other	3.96% ~ 4.37%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2023. The changes of financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Loss	OCI	Acquisition	Disposal	Balance as of June 30, 2023
Financial assets
FVTPL	~~W~~	230,719	(22,928)	2,690	18,777	(3,525)	225,733
FVOCI		195,832	—	2,541	7,770	—	206,143

	~~W~~	426,551	(22,928)	5,231	26,547	(3,525)	431,876

Financial liabilities
FVTPL	~~W~~	(302,593)	—	—	—	—	(302,593)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	228,072	(218,632)	9,440
Financial liabilities:
Accounts payable—other and others	~~W~~	226,547	(218,632)	7,915

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable—other and others	~~W~~	244,509	(236,921)	7,588

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	941	2,930	910	2,349
Defined benefits plan expenses		158	688	92	405
Share option		124	663	514	581

	~~W~~	1,223	4,281	1,516	3,335

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)		For the period ended June 30, 2023
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,140	10,779	155,211	311,385	12,734	15,558

Associates	F&U Credit information Co., Ltd.		776	1,517	15,004	26,638	—	—
	SK USA, Inc.		—	—	3,052	3,664	—	—
	Daehan Kanggun BcN Co., Ltd.		2,518	5,121	—	—	—	—
	Others(*3)		6,865	6,865	68	75	750	750

			10,159	13,503	18,124	30,377	750	750

Others	SK Innovation Co., Ltd.		6,814	14,102	4,077	8,942	—	—
	SK Energy Co., Ltd.		952	1,820	245	250	—	—
	SK Geo Centric Co., Ltd.		207	369	—	—	—	—
	SK Networks Co., Ltd.(*4)		817	1,857	179,086	439,886	—	—
	SK Networks Service Co., Ltd.		1,366	2,748	17,342	34,373	3,805	3,811
	SK Ecoplant Co., Ltd.		556	1,227	—	—	—	—
	SK hynix Inc.		13,421	27,678	18	53	—	—
	SK Shieldus Co., Ltd.		15,203	29,257	43,251	83,645	3,102	3,936
	Content Wavve Corp.		3,983	7,411	19,967	41,034	30	176
	Eleven Street Co., Ltd.		11,373	29,537	5,739	12,747	—	—
	SK Planet Co., Ltd.		4,569	9,589	21,681	44,332	3,875	4,135
	SK RENT A CAR Co., Ltd.		3,622	7,387	5,061	9,887	—	—
	SK Magic Co., Ltd.		437	783	288	576	—	—
	Tmap Mobility Co., Ltd.		5,307	11,368	4,856	5,209	—	—
	One Store Co., Ltd.		3,765	8,167	—	6	—	—
	Dreamus Company		1,811	3,356	20,266	40,846	—	—
	UbiNS Co., Ltd.		21	79	12,317	22,644	9,811	10,614
	Happy Narae Co., Ltd.		537	791	2,810	5,518	22,660	27,025
	Others		14,468	25,476	6,208	10,269	1,466	1,475

			89,229	183,002	343,212	760,217	44,749	51,172

		~~W~~	104,528	207,284	516,547	1,101,979	58,233	67,480

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~414,273 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2022
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,254	9,999	148,916	346,780	11,897	15,692

Associates	F&U Credit information Co., Ltd.		749	1,490	12,450	24,512	—	—
	HanaCard Co., Ltd.		3,322	8,932	735	1,820	20	22
	Daehan Kanggun BcN Co., Ltd.		2,461	4,906	—	—	—	—
	Others(*3)		12,454	12,505	1,254	2,318	—	—

			18,986	27,833	14,439	28,650	20	22

Others	SK Innovation Co., Ltd.		6,502	9,288	4,294	9,245	—	—
	SK Networks Co., Ltd.(*4)		1,709	2,684	156,671	395,032	—	—
	SK Networks Service Co., Ltd.		1,439	2,978	16,866	33,827	784	859
	SK Energy Co., Ltd.		1,184	2,014	434	458	—	—
	Content Wavve Corp.		432	435	21,215	44,731	—	—
	SK Shieldus Co., Ltd.		7,169	13,504	39,961	78,057	4,814	6,498
	Eleven Street Co., Ltd.		8,450	15,513	6,479	12,986	—	—
	SK Planet Co., Ltd.		4,480	7,538	22,221	45,066	2,607	3,193
	SK hynix Inc.		12,755	22,904	13	52	—	—
	Dreamus Company		1,278	2,047	20,535	43,769	—	—
	One Store Co., Ltd.		4,136	8,284	4	6	—	—
	Tmap Mobility Co., Ltd.		6,447	10,512	1,308	2,569	—	—
	UbiNS Co., Ltd.		23	46	11,009	21,953	6,296	10,625
	SK Geo Centric Co., Ltd.		269	417	—	—	—	—
	SK Ecoplant Co., Ltd.		869	1,500	69	69	—	—
	SK RENT A CAR Co., Ltd.		3,858	5,723	3,890	7,705	—	—
	SK Magic Co., Ltd.		758	1,346	256	523	—	—
	Happy Narae Co., Ltd.		707	707	8,564	11,942	36,964	40,075
	Others		8,151	13,115	8,541	10,805	2,654	2,850

			70,616	120,555	322,330	718,795	54,119	64,100

		~~W~~	94,856	158,387	485,685	1,094,225	66,036	79,814

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~12,410 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~370,876 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		June 30, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,326	39,385
Associates	F&U Credit information Co., Ltd.		—	11	4,426
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,446	—
	Others		—	—	959

			22,147	6,358	5,385

Others	SK Innovation Co., Ltd.		—	8,711	27,809
	SK Networks Co., Ltd.		—	887	121,120
	Mintit Co., Ltd.		—	4,055	9
	SK hynix Inc.		—	9,337	1,325
	Happy Narae Co., Ltd.		—	60	4,169
	SK Shieldus Co., Ltd.		—	12,915	39,765
	Content Wavve Corp.		—	1,653	40
	Incross Co., Ltd.		—	2,663	1,680
	Eleven Street Co., Ltd.		—	4,040	5,397
	SK Planet Co., Ltd.		—	7,517	22,422
	SK RENT A CAR Co., Ltd.		—	1,973	27,001
	UbiNS Co., Ltd.		—	—	9,363
	Others(*3)		17,066	11,591	27,118

			17,066	65,402	287,218

		~~W~~	39,213	73,086	331,988

(*1)	As of June 30, 2023, the Parent Company recognized loss allowance for the entire balance of accounts receivable—trade.
(*2)	As of June 30, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)	SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as other related party.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7,266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UbiNS Co., Ltd.		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million for accounts receivable—trade.
(*2)	As of December 31, 2022, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)	SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as other related party.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of new and disposed investments in associates and joint ventures for the six-month period ended June 30, 2023 are as presented in Note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,228 million as of June 30, 2023.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~26,620 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of June 30, 2023.

(2)	Legal claims and litigations

As of June 30, 2023, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sales of handsets amounting to ~~W~~254,438 million and ~~W~~357,467 million as of June 30, 2023 and December 31, 2022, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable—other and long-term accounts receivable—other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

32.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Interest income	~~W~~	(32,268)	(21,272)
Dividends		(30,262)	(2,552)
Gain on foreign currency translations		(1,367)	(12,939)
Gain on sale of accounts receivable—other		—	(1,043)
Loss (gain) relating to investments in associates and joint ventures, net		(9,672)	24,869
Gain on disposal of property and equipment and intangible assets		(11,642)	(8,777)
Gain relating to financial instruments at FVTPL		(89,454)	(10,653)
Other income		(2,669)	(4,566)
Interest expenses		188,916	149,801
Loss on foreign currency translations		1,282	11,329
Loss on sale of accounts receivable—other		34,494	8,006
Income tax expense		220,481	251,281
Expense related to defined benefit plan		61,761	68,321
Share option		684	75,783
Bonus paid by treasury shares		20,420	24,007
Depreciation and amortization		1,882,496	1,886,995
Bad debt for accounts receivable—trade		19,658	15,373
Loss on impairment of property and equipment and intangible assets		469	—
Loss on disposal of property and equipment and intangible assets		3,009	3,856
Bad debt for accounts receivable—other		2,661	1,443
Loss relating to financial instruments at FVTPL		23,578	18,534
Other expenses		7,146	17,627

	~~W~~	2,289,721	2,495,423

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Accounts receivable—trade	~~W~~	17,902	(83,058)
Accounts receivable—other		110,031	20,647
Advanced payments		22,390	10,464
Prepaid expenses		(20,479)	49
Inventories		(3,211)	25,464
Long-term accounts receivable—other		33,941	79,337
Contract assets		45	(11,661)
Guarantee deposits		833	11,119
Accounts payable—trade		12,023	(86,939)
Accounts payable—other		(430,273)	66,425
Withholdings		101,572	72,678
Contract liabilities		(5,442)	(219)
Deposits received		(629)	255
Accrued expenses		(104,397)	(38,623)
Provisions		(204)	(173)
Long-term provisions		(1,041)	(53)
Plan assets		19,690	28,129
Retirement benefits payment		(50,722)	(42,981)
Others		(2,046)	30,738

	~~W~~	(300,017)	81,598

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2023		June 30, 2022
Decrease in accounts payable—other relating to the acquisition of property and equipment and intangible assets	~~W~~	(384,164)	(260,588)
Increase of right-of-use assets		194,087	279,176
Transfer from property and equipment to investment property		14,735	1,956

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated In 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,379,622	1,225,692	1,170,763	1,300,465	1,300,465	6,377,007

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in the six-month period ended June 30, 2023	Total

Beginning	306,234	382,870	640,103	1,329,207
Allocation at no cost	1,379,622	1,225,692	1,170,763	3,776,077
Purchase	—	264,055	—	264,055
Surrender or shall be surrendered	(1,424,476)	(1,121,194)	(1,227,222)	(3,772,892)
Borrowed	19,854	—	—	19,854

Ending	281,234	751,423	583,644	1,616,301

(3)	As of June 30, 2023, the estimated annual greenhouse gas emissions quantities of the Group are 1,457,181 tCO2-eQ.

35.	Non-current Assets Held for Sale

The Group classified investments in associates and long-term investment securities scheduled to be liquidated as non-current assets held for sale as of June 30, 2023 and December 31, 2022, and the details are as follows:

(In millions of won)
		June 30, 2023	December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~1,062	1,062

Long-term investment securities	Digital Content Korea Fund	3,395	3,645
	InterVest Fund	107	107
	Central Fusion Content Fund	883	1,563

		~~W~~5,447	6,377

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

36.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 26, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~181,333 million)
Dividend rate	1.78%
Record date	June 30, 2023
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than August 14, 2023.

(2)

The Board of Directors of the Parent Company resolved the acquisition and retirement of treasury shares of the Parent Company at the Board of Directors’ meeting held on July 26, 2023. The Parent Company will acquire ~~W~~300,000 million of treasury shares through the trust agreement from July 27, 2023 to January 26, 2024, and plans to retire ~~W~~200,000 million of the treasury shares, which were acquired through the trust agreement. Since the amount of shares to be retired was calculated based on the closing price (~~W~~46,600) of the Parent Company’s share as of June 30, 2023, the actual number and the aggregate amount of shares to be retired are subject to change based on future changes to the price of the Parent Company’s shares.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For the Six-Month Periods ended June 30, 2023 and 2022

(With the Independent Auditor’s Review Report Thereon)

1

2

Report on review of interim separate financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (collectively referred to as the “Company”), which comprise the interim separate statement of financial position as of June 30, 2023, and the related interim separate statements of profit or loss, interim separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and 2022, interim separate statements of changes in equity and interim separate statements of cash flows for the six-month periods ended June 30, 2023 and 2022, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

3

Other matter

We have audited the separate statement of financial position as of December 31, 2022, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2022 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

August 11, 2023

This report is effective as of August 11, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

4

SK TELECOM CO., LTD.

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	615,806	1,217,504
Short-term financial instruments	27,28		133,388	169,829
Accounts receivable – trade, net	4,27,28,29		1,428,152	1,425,695
Short-term loans, net	4,27,28		71,892	70,043
Accounts receivable – other, net	4,27,28,29,30		309,866	435,096
Contract assets	6,28		11,076	12,100
Prepaid expenses	5		1,890,121	1,908,987
Guarantee deposits	4,27,28,29		56,584	63,516
Derivative financial assets	27,28		—	123,999
Inventories, net			21,090	23,355
Advanced payments and others	4,27,28		25,518	48,336

			4,563,493	5,498,460

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28,30		1,300,855	1,155,188
Investments in subsidiaries, associates and joint ventures	8		4,679,614	4,621,807
Property and equipment, net	9,11,29		9,094,548	9,519,663
Investment property, net	10		50,523	52,023
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,426,448	2,693,400
Long-term loans, net	4,27,28,29		140	194
Long-term accounts receivable – other	4,27,28,30		339,607	377,858
Long-term contract assets	6,28		15,859	20,998
Long-term prepaid expenses	5		935,716	935,710
Guarantee deposits, net	4,27,28,29		102,617	92,019
Long-term derivative financial assets	27,28		152,684	126,737
Defined benefit assets	16		20,611	31,225
Other non-current assets			252	249

			20,426,064	20,933,661

Total Assets		~~W~~	24,989,557	26,432,121

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,540,205	2,334,484
Contract liabilities	6		69,092	80,654
Withholdings	27,28		690,063	604,681
Accrued expenses	27,28		788,691	871,095
Income tax payable	25		123,763	82,554
Provisions	15,32		30,805	31,651
Short-term borrowings	13,27,28		—	100,000
Current portion of long-term debt, net	13,27,28		969,789	1,383,097
Lease liabilities	27,28,29		329,792	337,320
Current portion of long-term payables – other	14,27,28		364,626	398,874
Other current liabilities	27,28		2,191	11,725

			4,909,017	6,236,135

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		6,037,227	5,705,873
Long-term borrowings, excluding current portion, net	13,27,28		270,000	640,000
Long-term payables – other	14,27,28		885,216	1,239,467
Long-term contract liabilities	6		10,850	12,745
Long-term derivative financial liabilities	27,28		302,593	302,593
Long-term lease liabilities	27,28,29		977,847	1,041,991
Long-term provisions	15		69,904	65,754
Deferred tax liabilities	25		776,016	754,321
Other non-current liabilities	27,28		65,497	49,860

			9,395,150	9,812,604

Total Liabilities			14,304,167	16,048,739

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,486,686)	(4,506,693)
Retained earnings	19		15,022,614	14,691,461
Reserves	20		118,969	168,121

Total Shareholders’ Equity			10,685,390	10,383,382

Total Liabilities and Shareholders’ Equity		~~W~~	24,989,557	26,432,121

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of won, except for earnings per share)
		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	3,119,228	6,236,483	3,118,232	6,195,625

Operating expenses:	29
Labor			216,352	449,431	237,698	529,561
Commission	5		1,197,931	2,377,304	1,177,640	2,332,372
Depreciation and amortization			681,585	1,352,586	671,179	1,349,043
Network interconnection			118,974	243,798	140,420	284,466
Leased lines			45,880	96,920	47,075	92,957
Advertising			35,922	62,901	34,944	51,823
Rent			30,079	63,741	27,841	55,936
Cost of goods sold			134,163	265,746	133,741	258,768
Others	22		279,232	529,285	266,811	502,875

			2,740,118	5,441,712	2,737,349	5,457,801

Operating profit			379,110	794,771	380,883	737,824

Finance income	24		99,994	295,843	22,666	68,398
Finance costs	24		(115,519)	(224,813)	(72,316)	(139,566)
Other non-operating income	23		6,911	13,919	5,671	19,302
Other non-operating expenses	23		(7,864)	(15,483)	(8,518)	(19,895)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		—	—	—	950

Profit before income tax			362,632	864,237	328,386	667,013

Income tax expense	25		89,831	169,283	103,924	190,533

Profit for the period		~~W~~	272,801	694,954	224,462	476,480

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,232	3,149	1,013	2,152
Diluted earnings per share (in won)			1,231	3,148	1,012	2,151

The accompanying notes are an integral part of the interim separate financial statements.

8

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of won)
		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	272,801	694,954	224,462	476,480

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		14,508	6,822	4,681	19,208
Valuation loss on financial assets at fair value through other comprehensive income	20		(99,839)	(45,485)	(311,600)	(368,821)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(6,139)	(4,613)	(765)	(3,873)

Other comprehensive loss for period, net of taxes			(91,470)	(43,276)	(307,684)	(353,486)

Total comprehensive income (loss)		~~W~~	181,331	651,678	(83,222)	122,994

The accompanying notes are an integral part of the interim separate financial statements.

9

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	476,480	—	476,480
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	19,468	(372,954)	(353,486)

			—	—	—	—	—	—	—	495,948	(372,954)	122,994

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends			—	—	—	—	—	—	—	(180,942)	—	(180,942)
Share option	18		—	—	—	—	47,111	28,379	75,490	—	—	75,490
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)
Transactions of treasury shares	17,18		—	—	20,612	—	(92,234)	67,515	(4,107)	—	—	(4,107)

			—	—	20,612	—	(45,123)	95,894	71,383	(549,511)	—	(478,128)

Balance as of June 30, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(36,702)	398,759	2,043	(6,639,988)	(4,504,888)	14,717,055	265,062	10,507,722

Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	694,954	—	694,954
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	5,876	(49,152)	(43,276)

			—	—	—	—	—	—	—	700,830	(49,152)	651,678

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends			—	—	—	—	—	—	—	(181,327)	—	(181,327)
Share option	18		—	—	—	—	609	522	1,131	—	—	1,131
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)
Repayments of hybrid bonds			—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds			—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	17,18		—	—	20,208	—	—	159	20,367	—	—	20,367

			—	—	20,208	(250)	609	(560)	20,007	(369,677)	—	(349,670)

Balance as of June 30, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(16,494)	398,509	2,670	(6,642,371)	(4,486,686)	15,022,614	118,969	10,685,390

The accompanying notes are an integral part of the interim separate financial statements.

10

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)
	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	694,954	476,480
Adjustments for income and expenses	31		1,577,667	1,821,131
Changes in assets and liabilities related to operating activities	31		(317,802)	39,912

			1,954,819	2,337,523
Interest received			15,397	11,632
Dividends received			195,228	49,637
Interest paid			(156,382)	(105,538)
Income tax paid			(91,949)	(169,301)

Net cash provided by operating activities			1,917,113	2,123,953

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			40,817	—
Collection of short-term loans			61,985	59,287
Proceeds from disposals of long-term investment securities			9,720	689
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			—	6,348
Proceeds from disposals of property and equipment			5,910	1,118
Proceeds from disposals of intangible assets			10	2,600

			118,442	70,042
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(219,511)
Increase in short-term loans			(63,799)	(57,791)
Acquisitions of long-term investment securities			(146,333)	(36,640)
Acquisitions of investments in subsidiaries, associates and joint ventures			(57,807)	(66,230)
Acquisitions of property and equipment			(939,772)	(1,003,383)
Acquisitions of intangible assets			(10,029)	(11,951)

			(1,217,740)	(1,395,506)

Net cash used in investing activities		~~W~~	(1,099,298)	(1,325,464)

(Continued)

11

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)
	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	—	350,000
Proceeds from issuance of debentures			647,332	348,503
Cash inflows from settlement of derivatives			126,000	768
Proceeds from issuance of hybrid bonds			398,509	—

			1,171,841	699,271
Cash outflows for financing activities:
Repayments of short-term borrowings			(100,000)	—
Repayments of long-term borrowings			—	(7,096)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,159,000)	(400,000)
Payments of dividends			(362,277)	(542,104)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(162,449)	(157,571)

			(2,591,354)	(1,514,399)

Net cash used in financing activities			(1,419,513)	(815,128)

Net decrease in cash and cash equivalents			(601,698)	(16,639)
Cash and cash equivalents at beginning of the period			1,217,504	158,823
Effects of exchange rate changes on cash and cash equivalents			—	2

Cash and cash equivalents at end of the period		~~W~~	615,806	142,186

The accompanying notes are an integral part of the interim separate financial statements.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. Meanwhile, the Board of Directors of the Company resolved to cancel the listing of the Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of June 30, 2023, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,141,446	7.38
Institutional investors and other shareholders	132,816,810	60.69
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	360,004	0.16

	218,833,144	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2022. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022.

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 28.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a material impact on the Company’s interim separate financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,518,882	(90,730)	1,428,152
Short-term loans		72,618	(726)	71,892
Accounts receivable – other(*)		342,253	(32,387)	309,866
Guarantee deposits		56,584	—	56,584
Accrued income		2,299	—	2,299

		1,992,636	(123,843)	1,868,793
Non-current assets:
Long-term loans		41,177	(41,037)	140
Long-term accounts receivable – other(*)		339,607	—	339,607
Guarantee deposits		102,617	—	102,617

		483,401	(41,037)	442,364

	~~W~~	2,476,037	(164,880)	2,311,157

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2023 include ~~W~~236,111 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2023
Accounts receivable – trade	~~W~~	86,231	14,679	(14,162)	3,982	90,730
Accounts receivable – other, etc.		74,449	1,873	(4,288)	2,116	74,150

	~~W~~	160,680	16,552	(18,450)	6,098	164,880

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2022
Accounts receivable – trade	~~W~~	92,762	9,519	(15,503)	4,737	91,515
Accounts receivable – other, etc.		76,856	1,112	(3,059)	843	75,752

	~~W~~	169,618	10,631	(18,562)	5,580	167,267

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to have low credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,848,656	1,877,900
Others		41,465	31,087

	~~W~~	1,890,121	1,908,987

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	899,786	904,746
Others		35,930	30,964

	~~W~~	935,716	935,710

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	600,688	1,208,050	599,939	1,204,736

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	26,935	33,098
Contract liabilities:
Wireless service contracts		19,043	18,544
Customer loyalty programs		6,675	7,706
Others		54,224	67,149

	~~W~~	79,942	93,399

(2)

The amount of revenue recognized for the six-month periods ended June 30, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~39,322 million and ~~W~~31,906 million, respectively.

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category	June 30, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,201,844	1,066,785
Debt instruments	FVTPL		99,011	88,403

		~~W~~	1,300,855	1,155,188

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2023 and December 31, 2022 are ~~W~~1,201,844 million and ~~W~~1,066,785 million, respectively.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Investments in subsidiaries	~~W~~	3,246,955	3,200,863
Investments in associates and joint ventures		1,432,659	1,420,944

	~~W~~	4,679,614	4,621,807

(2)	Details of investments in subsidiaries as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	299,052,435	74.4		2,215,427	2,215,427
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.(*1)	122	100.0		70,269	31,203
Atlas Investment(*2)	—	100.0		166,417	159,631
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Quantum Innovation Fund I(*3)	—	59.9		11,866	11,626
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,246,955	3,200,863

(*1)	The Company additionally contributed ~~W~~39,066 million in cash for the six-month period ended June 30, 2023, but there is no change in the ownership interest.
(*2)	The Company additionally contributed ~~W~~6,786 million in cash for the six-month period ended June 30, 2023, but there is no change in the ownership interest.
(*3)	The Company additionally contributed ~~W~~240 million in cash for the six-month period ended June 30, 2023, but there is no change in the ownership interest.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM. Culture & Contents Co., Ltd.	22,033,898	23.0		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*2)	1,734,109	15.0		36,487	36,487
Invites Healthcare Co., Ltd.(*3)	279,999	31.1		—	—
CMES Inc.(*2)	42,520	7.7		900	900
Konan Technology Inc.	1,179,580	20.8		22,413	22,413
12CM JAPAN and others(*2,4)	—	—		87,265	77,550

				1,424,659	1,414,944

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5,6)	—	48.2		8,000	6,000

				8,000	6,000

			~~W~~	1,432,659	1,420,944

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows, Continued:

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	The Company recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)

The Company additionally contributed ~~W~~3,000 million of investment in KB ESG Fund of three telecommunications companies and ~~W~~215 million of investment in KDX Korea Data Exchange for the six-month period ended June 30, 2023. Also, the Company newly contributed ~~W~~6,500 million to Telecom Daean Evaluation Co., Ltd. (tentative) and obtained significant influence over the investee for the six-month period ended June 30, 2023.

(*5)	The Company additionally contributed ~~W~~2,000 million in cash for the six-month period ended June 30, 2023, but there is no change in the ownership interest.
(*6)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co., Ltd.	~~W~~	2,480	22,033,898	54,644	2,960	22,033,898	65,220
Konan Technology Inc.		68,100	1,179,580	80,329	28,250	1,179,580	33,323

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(388)	65,263	—	711,164
Buildings		562,976	235	(47)	20,554	(20,896)	562,822
Structures		264,327	94	(6)	3,504	(19,211)	248,708
Machinery		5,274,612	19,029	(276)	837,683	(808,516)	5,322,532
Right-of-use assets		1,372,466	122,435	(22,162)	(4,351)	(179,578)	1,288,810
Other		444,324	220,691	(352)	(212,309)	(33,618)	418,736
Construction in progress		954,672	360,506	—	(773,402)	—	541,776

	~~W~~	9,519,663	722,993	(23,231)	(63,058)	(1,061,819)	9,094,548

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(8)	14,943	—	636,549
Buildings		564,976	237	(112)	25,076	(20,513)	569,664
Structures		290,813	21	(20)	8,340	(19,044)	280,110
Machinery		5,331,485	18,001	(35,854)	727,039	(792,703)	5,247,968
Right-of-use assets		1,370,897	226,978	(19,982)	(15,440)	(175,639)	1,386,814
Other		439,982	317,911	(363)	(296,213)	(37,817)	423,500
Construction in progress		698,641	490,631	(703)	(513,825)	—	674,744

	~~W~~	9,318,408	1,053,779	(57,042)	(50,080)	(1,045,716)	9,219,349

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(209)	—	16,276
Buildings		19,066	(728)	(907)	17,431
Right-of-use assets		16,472	5,401	(5,057)	16,816

	~~W~~	52,023	4,464	(5,964)	50,523

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(647)	—	16,437
Buildings		21,768	(1,090)	(970)	19,708
Right-of-use assets		6,248	15,268	(3,671)	17,845

	~~W~~	45,100	13,531	(4,641)	53,990

(2)	The Company recognized lease income of ~~W~~11,264 million and ~~W~~11,026 million for the six-month periods ended June 30, 2023 and 2022, respectively, from investment property.

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,050,394	1,113,958
Others		238,416	258,508

	~~W~~	1,288,810	1,372,466

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the six-month periods ended June 30, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	140,490	139,282
Others(*)		39,088	36,357

	~~W~~	179,578	175,639

Interest expense on lease liabilities	~~W~~	15,345	11,499

(*)	Others include the amount reclassified to research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the six-month periods ended June 30, 2023 and 2022 amounted to ~~W~~177,946 million and ~~W~~169,176 million, respectively.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(240,296)	1,842,136
Land usage rights		1,127	70	—	—	(438)	759
Industrial rights		19,112	2,440	—	—	(2,211)	19,341
Facility usage rights		13,245	976	(1)	996	(1,380)	13,836
Club memberships(*1)		56,897	3,351	—	—	—	60,248
Other(*2)		520,587	3,192	(585)	75,710	(108,776)	490,128

	~~W~~	2,693,400	10,029	(586)	76,706	(353,101)	2,426,448

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(238,390)	2,321,299
Land usage rights		2,449	—	—	—	(761)	1,688
Industrial rights		10,934	7,471	—	(111)	(2,217)	16,077
Facility usage rights		14,355	432	(1)	58	(1,386)	13,458
Club memberships(*1)		51,356	412	(572)	—	—	51,196
Other(*2)		564,547	3,636	—	40,987	(124,713)	484,457

	~~W~~	3,203,330	11,951	(573)	40,934	(367,467)	2,888,175

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of June 30, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	131,747	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		361,425	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		424,960	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		271,630	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		652,374	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,842,136

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

13.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	June 30, 2023		December 31, 2022
BNK Securities. Co.,Ltd.	—	—	~~W~~	—	100,000

			~~W~~	—	100,000

(2)	There were no changes in long-term borrowings for the six-month period ended June 30, 2023.
(3)	Changes in debentures for the six-month period ended June 30, 2023 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,283,650		1,283,097
Non-current					5,722,110		5,705,873

As of January 1, 2023					7,005,760		6,988,970

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000		109,506
Unsecured corporate bonds	Refinancing fund	3.83	Feb. 17, 2028		190,000		189,224
Unsecured corporate bonds	Refinancing fund	3.72	Apr. 10, 2026		80,000		79,639
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2028		200,000		199,226
Unsecured corporate bonds	Refinancing fund	3.96	Apr. 12, 2030		70,000		69,737

					650,000		647,332

Debentures repaid:
Unsecured corporate bonds	Operating fund	3.03	Apr. 23, 2023		(230,000)		(230,000)
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)		(100,000)
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)		(170,000)
Unsecured global bonds	Operating fund	3.75	Apr. 16, 2023		(659,000)		(659,000)
				USD	500,000	USD	500,000

					(1,159,000)		(1,159,000)

Other changes(*1)					57,200		59,714
Current(*2)					500,000		499,789
Non-current(*2)					6,053,960		6,037,227

As of June 30, 2023				~~W~~	6,553,960		6,537,016

(*1)	Other changes include the effects of foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2023.
(*2)	~~W~~349,759 million were reclassified from non-current to current for the six-month period ended June 30, 2023.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of June 30, 2023 and December 31, 2022, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	June 30, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(40,383)	(52,129)
Current installments of long-term payables – other		(364,626)	(398,874)

Carrying amount at period end	~~W~~	885,216	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the six-month periods ended June 30, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		738,300
3 ~ 5 years		182,775

	~~W~~	1,290,225

15.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the six-month period ended June 30, 2023						As of June 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	4,588	(946)	—	99,211	29,307	69,904
Emission allowance		1,836	1,647	—	(1,985)	1,498	1,498	—

	~~W~~	97,405	6,235	(946)	(1,985)	100,709	30,805	69,904

(In millions of won)	For the six-month period ended June 30, 2022						As of June 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	2,992	(3,160)	(189)	94,327	56,756	37,571
Emission allowance		1,885	1,186	—	(1,545)	1,526	1,526	—

	~~W~~	96,569	4,178	(3,160)	(1,734)	95,853	58,282	37,571

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	525,894	508,622
Fair value of plan assets		(546,505)	(539,847)

	~~W~~	(20,611)	(31,225)

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Beginning balance	~~W~~	508,622	483,001
Current service cost		28,112	25,968
Interest cost		13,002	6,903
Remeasurement
- Demographic assumption		—	(5,672)
- Financial assumption		—	(31,830)
- Adjustment based on experience		(7,540)	4,967
Benefit paid		(18,884)	(15,901)
Others		2,582	5,964

Ending balance	~~W~~	525,894	473,400

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Beginning balance	~~W~~	539,847	476,099
Interest income		13,626	6,894
Remeasurement		1,373	(6,101)
Contribution		20,000	20,000
Benefit paid		(25,241)	(25,146)
Others		(3,100)	5,266

Ending balance	~~W~~	546,505	477,012

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets, Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2023 and 2022 is as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Current service cost	~~W~~	28,112	25,968
Net interest cost (income)		(624)	9

	~~W~~	27,488	25,977

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(16,494)	(36,702)
Hybrid bonds(*2)		398,509	398,759
Share option(Note 18)		2,670	2,061
Others		(6,642,371)	(6,641,811)

	~~W~~	(4,486,686)	(4,506,693)

(*1)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2023 and 2022, and details of shares outstanding as of June 30, 2023 and 2022 are as follows:

(In shares)
	June 30, 2023			June 30, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	360,004	218,473,140	218,833,144	801,091	218,032,053

(3)	Details of treasury shares as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	June 30, 2023		December 31, 2022
Number of shares(*)		360,004	801,091
Acquisition cost	~~W~~	16,494	36,702

(*)

The Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the six-month period ended June 30, 2023.

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-3	3	4	5	6

Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

	Series
	7-1	7-2	8

Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of Shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027	Mar. 29, 2025 ~ Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share option were fully forfeited for the six-month period ended June 30, 2023.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the six-month period ended June 30, 2023		857
In subsequent periods		2,129

	~~W~~	158,565

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~3,947 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~732 million and ~~W~~906 million, respectively.

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.56%	3.55%	3.56%	3.65%	3.65%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	46,600	46,600	46,600	46,600	46,600
Expected volatility	17.60%	17.60%	17.60%	17.60%	17.60%
Expected dividends	7.10%	7.10%	7.10%	7.10%	7.10%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	190	503	962	8,393	2,433

(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.67%	3.65%	3.66%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	46,600	46,600	46,600
Expected volatility	17.60%	17.60%	17.60%
Expected dividends	7.10%	7.10%	7.10%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	1,883	1,488	3,736

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.56%	3.56%	3.68%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	46,600	44,250	46,600
Expected volatility	17.60%	31.60%	17.60%
Expected dividends	7.10%	0.00%	7.10%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	1,048	3,032	715

19.	Retained Earnings

Retained earnings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		603,856	672,703

	~~W~~	15,022,614	14,691,461

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	112,368	156,907
Valuation gain on derivatives		6,601	11,214

	~~W~~	118,969	168,121

(2)	Changes in reserves for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2022	~~W~~	613,010	25,006	638,016
Changes, net of taxes		(369,081)	(3,873)	(372,954)

Balance at June 30, 2022		243,929	21,133	265,062

Balance at January 1, 2023		156,907	11,214	168,121
Changes, net of taxes		(44,539)	(4,613)	(49,152)

Balance at June 30, 2023	~~W~~	112,368	6,601	118,969

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	26,277	49,192	27,399	50,823
Services transferred over time:
Wireless service revenue(*1)		2,618,349	5,245,327	2,615,957	5,203,033
Cellular interconnection revenue		111,456	226,819	129,317	261,705
Other(*2)		363,146	715,145	345,559	680,064

		3,092,951	6,187,291	3,090,833	6,144,802

	~~W~~	3,119,228	6,236,483	3,118,232	6,195,625

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers through usage charges.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	6,809	13,448	7,013	13,663
Utilities		83,828	170,183	67,335	139,346
Taxes and dues		18,780	22,154	23,129	25,649
Repair		62,308	119,285	62,927	117,279
Research and development		84,307	153,804	88,661	166,742
Training		5,504	12,004	4,966	9,925
Bad debt for accounts receivable – trade		7,759	14,679	3,625	9,519
Supplies and others		9,937	23,728	9,155	20,752

	~~W~~	279,232	529,285	266,811	502,875

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	5,184	10,527	2,819	7,172
Others		1,727	3,392	2,852	12,130

	~~W~~	6,911	13,919	5,671	19,302

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,224	1,736	1,239	2,968
Donations		5,622	10,332	4,377	9,377
Bad debt for accounts receivable – other		536	1,873	1,203	1,112
Others		482	1,542	1,699	6,438

	~~W~~	7,864	15,483	8,518	19,895

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	11,884	17,587	6,703	13,060
Gain on sale of accounts receivable – other		—	—	—	1,043
Dividends		12,044	195,228	12,410	49,637
Gain on foreign currency transactions		1,439	3,990	1,817	2,638
Gain on foreign currency translations		(150)	376	441	725
Gain relating to financial instruments at FVTPL		74,777	78,662	1,295	1,295

	~~W~~	99,994	295,843	22,666	68,398

Finance Costs:
Interest expense	~~W~~	81,838	162,500	65,577	129,092
Loss on sale of accounts receivable – other		10,416	34,494	5,169	8,006
Loss on foreign currency transactions		1,638	3,980	1,526	2,248
Loss on foreign currency translations		(9)	261	(109)	60
Loss relating to financial instruments at FVTPL		21,636	23,578	153	160

	~~W~~	115,519	224,813	72,316	139,566

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	7,548	8,327	2,256	3,676
Interest income on loans and others		4,336	9,260	4,447	9,384

	~~W~~	11,884	17,587	6,703	13,060

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	6,025	13,454	5,096	8,663
Interest expense on debentures		50,343	100,640	45,400	88,951
Others		25,470	48,406	15,081	31,478

	~~W~~	81,838	162,500	65,577	129,092

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	7,759	14,679	3,625	9,519
Other receivables		536	1,873	1,203	1,112

	~~W~~	8,295	16,552	4,828	10,631

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	272,801	694,954	224,462	476,480
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit for the period on common shares		269,110	687,571	220,771	469,097
Weighted average number of common shares outstanding		218,471,602	218,364,463	218,019,289	217,956,305

Basic earnings per share (in won)	~~W~~	1,232	3,149	1,013	2,152

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Disposal of treasury shares	441,087	439,549	332,410

	218,473,140	218,471,602	218,364,463

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	437,137	374,153

	218,032,053	218,019,289	217,956,305

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period on common shares	~~W~~	269,110	687,571	220,771	469,097
Adjusted weighted average number of common shares outstanding		218,549,418	218,436,868	218,156,534	218,090,261

Diluted earnings per share (in won)	~~W~~	1,231	3,148	1,012	2,151

2)	The adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2023 and 2022 is calculated as follows:

(In shares)	2023
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2023	218,032,053	218,032,053
Effect of treasury shares	439,549	332,410
Effect of share option	77,816	72,405

Adjusted weighted average number of common shares outstanding	218,549,418	218,436,868

(In shares)	2022
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2022	217,582,152	217,582,152
Effect of treasury shares	437,137	374,153
Effect of share option	137,245	133,956

Adjusted weighted average number of common shares outstanding	218,156,534	218,090,261

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	102,207	—	513,599	—	615,806
Financial instruments		54,375	—	79,367	—	133,742
Long-term investment securities(*)		99,011	1,201,844	—	—	1,300,855
Accounts receivable – trade		—	—	1,428,152	—	1,428,152
Loans and other receivables		236,111	—	646,187	—	882,298
Derivative financial assets		6,896	—	—	145,788	152,684

	~~W~~	498,600	1,201,844	2,667,305	145,788	4,513,537

(*)	The Company designated ~~W~~1,201,844 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated ~~W~~1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	740,000	740,000
Debentures		—	6,537,016	6,537,016
Lease liabilities(*)		—	1,307,639	1,307,639
Accounts payable – other and others		—	3,835,089	3,835,089

	~~W~~	302,593	12,419,744	12,722,337

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	18,794	~~W~~	24,673	700,773	~~W~~	919,975
EUR	816		1,164	—		—
Others	—		456	—		—

		~~W~~	26,293		~~W~~	919,975

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign- currency debentures.

As of June 30, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,966	(1,966)
EUR		116	(116)
Others		46	(46)

	~~W~~	2,128	(2,128)

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed interest-bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2023, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~393,840 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the six-month period ended June 30, 2023 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2023, would change by ~~W~~200 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of June 30, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2023, would change by ~~W~~6,451 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The calculation of USD LIBOR which was previously used as the interest rate benchmark was suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”)

The Company included fallback clauses into financial instruments relating to LIBOR to which calculation had not been suspended yet or changed their LIBOR directly to alternative interest rates before the calculation is suspended.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company completed discussion with the counterparty about including the fallback clauses as of June 30, 2023.

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

2)	Credit risk

The maximum credit exposure as of June 30, 2023 and December 31, 2022 is as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	615,760	1,217,467
Financial instruments		133,742	170,183
Long-term investment securities		—	900
Accounts receivable – trade		1,428,152	1,425,695
Contract assets		26,935	33,098
Loans and other receivables		883,005	1,039,894
Derivative financial assets		152,684	250,736

	~~W~~	3,240,278	4,137,973

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to financial asset’s carrying amounts as of June 30, 2023.

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	740,000	766,249	486,945	279,304	—
Debentures(*)		6,537,016	7,598,185	716,512	4,766,816	2,114,857
Lease liabilities		1,307,639	1,419,422	333,253	894,726	191,443
Accounts payable -other and others(*)		3,835,089	3,959,304	2,962,122	997,182	—

	~~W~~	12,419,744	13,743,160	4,498,832	6,938,028	2,306,300

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	145,788	159,635	34,800	124,835	—

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2022.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Total liabilities	~~W~~	14,304,167	16,048,739
Total equity		10,685,390	10,383,382
Debt-equity ratios		133.87%	154.56%

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	498,600	—	392,693	105,907	498,600
Derivative hedging instruments		145,788	—	145,788	—	145,788
FVOCI		1,201,844	1,122,124	—	79,720	1,201,844

	~~W~~	1,846,232	1,122,124	538,481	185,627	1,846,232

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	740,000	—	731,209	—	731,209
Debentures		6,537,016	—	6,199,433	—	6,199,433
Long-term payables – other		1,249,842	—	1,265,220	—	1,265,220

	~~W~~	8,526,858	—	8,195,862	—	8,195,862

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2023 and December 31, 2022 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.31%
Borrowings and debentures	4.00% ~ 4.42%
Long-term payables – other	3.96% ~ 4.37%

2)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2023. The changes of financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Loss	Acquisition	Disposal	Balance as of June 30, 2023
Financial assets:
FVTPL	~~W~~	116,515	(23,109)	15,000	(2,499)	105,907
FVOCI		79,720	—	—	—	79,720

	~~W~~	196,235	(23,109)	15,000	(2,499)	185,627

Financial liabilities:
FVTPL	~~W~~	(302,593)	—	—	—	(302,593)

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized to which offset agreements are applicable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	75,127	(75,127)	—

Financial liabilities:
Accounts payable – other and others	~~W~~	77,160	(75,127)	2,033

(In millions of won)
	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—

Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates and others

(*)	As of June 30, 2023, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and Internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Others(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*2)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	2023			2022
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	941	2,930	910	2,349
Defined benefit plan expense		158	688	92	405
Share option		124	663	514	581

	~~W~~	1,223	4,281	1,516	3,335

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)		For the period ended June 30, 2023
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,002	6,462	133,937	268,212	9,105	9,235

Subsidiaries	SK Broadband Co., Ltd.(*3)		38,291	223,959	160,471	304,580	195	195
	PS&Marketing Corporation(*4)		2,255	4,139	274,979	590,351	310	310
	SK O&S Co., Ltd.		856	1,643	55,518	120,503	13,484	13,484
	SK Telink Co., Ltd.(*5)		28,030	58,311	7,274	11,324	—	—
	SERVICE ACE Co., Ltd.(*6)		2,637	9,783	31,492	64,223	—	—
	SERVICE TOP Co., Ltd.(*7)		2,005	6,963	33,039	66,847	—	—
	SK Communications Co., Ltd.		322	656	356	1,080	1,051	1,051
	Others		1,236	2,328	7,912	14,736	37	37

			75,632	307,782	571,041	1,173,644	15,077	15,077

Associates	F&U Credit information Co., Ltd.		189	379	14,053	24,298	—	—
	SK USA, Inc.		—	—	3,052	3,664	—	—
	Daehan Kanggun BcN Co., Ltd.		2,518	5,121	—	—	—	—
	Others(*8)		6,865	6,865	—	—	750	750

			9,572	12,365	17,105	27,962	750	750

Others	SK Innovation Co., Ltd.		4,127	8,740	2,990	6,431	—	—
	SK Networks Co., Ltd.		326	580	2,553	6,157	—	—
	SK Networks Service Co., Ltd.		142	270	10,164	20,270	840	840
	SK Energy Co., Ltd.		452	856	226	237	—	—
	Content Wavve Corp.		3,967	7,384	19,961	41,022	—	—
	Happy Narae Co., Ltd.		41	73	1,468	3,241	21,689	25,940
	SK Shieldus Co., Ltd.		13,638	26,082	27,656	55,448	1,760	1,793
	Eleven Street Co., Ltd.		1,918	3,498	5,396	12,126	—	—
	SK Planet Co., Ltd.		1,565	3,165	19,682	39,838	2,898	2,898
	SK hynix Inc.		10,991	22,902	18	53	—	—
	Tmap Mobility Co., Ltd.		2,794	6,309	4,454	4,802	—	—
	Dreamus Company		1,473	2,689	20,179	40,373	—	—
	One Store Co., Ltd.		3,630	7,890	—	—	—	—
	UbiNS Co., Ltd.		—	—	733	1,050	3,945	3,945
	Others		8,529	15,857	7,148	12,551	1,465	1,465

			53,593	106,295	122,628	243,599	32,597	36,881

		~~W~~	141,799	432,904	844,711	1,713,417	57,529	61,943

(*1)	Operating expenses and others include lease payments by the Company.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

(*2)	Operating expenses and others include ~~W~~109,010 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~304,048 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co.,Ltd.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2022
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,032	5,725	128,353	306,528	8,011	9,780

Subsidiaries	SK Broadband Co., Ltd.		30,255	58,136	140,868	281,277	902	902
	PS&Marketing Corporation(*3)		2,375	4,766	277,941	614,288	240	240
	SK O&S Co., Ltd.(*4)		721	4,568	58,467	116,387	15,123	16,398
	SK Telink Co., Ltd.(*5)		25,563	53,318	3,457	8,702	—	—
	SERVICE ACE Co., Ltd.(*6)		3,096	13,981	30,062	61,489	—	—
	SERVICE TOP Co., Ltd.(*7)		2,051	12,225	31,840	63,154	—	—
	SK Communications Co., Ltd.		319	674	961	1,519	740	1,033
	Broadband Nowon Co., Ltd.(*8)		4	13,725	—	—	—	—
	Others		978	1,896	3,644	10,609	249	249

			65,362	163,289	547,240	1,157,425	17,254	18,822

Associates	F&U Credit information Co., Ltd.		191	381	10,899	21,433	—	—
	SK USA, Inc.		—	—	1,189	2,198	—	—
	HanaCard Co., Ltd.		104	2,629	394	1,133	20	22
	Daehan Kanggun BcN Co., Ltd.		2,461	4,906	—	—	—	—
	Others(*9)		12,411	12,411	—	—	—	—

			15,167	20,327	12,482	24,764	20	22

Others	SK Innovation Co., Ltd.		3,535	5,230	3,050	6,523	—	—
	SK Networks Co., Ltd.		377	633	2,483	6,344	—	—
	SK Networks Service Co., Ltd.		149	345	10,031	20,280	773	773
	SK Energy Co., Ltd.		549	1,073	175	185	—	—
	Content Wavve Corp.		421	424	21,215	44,731	—	—
	Happy Narae Co., Ltd.		44	70	2,305	4,988	35,498	38,411
	SK Shieldus Co., Ltd.		5,223	9,916	25,668	49,952	2,013	3,532
	Eleven Street Co., Ltd.		3,126	4,628	5,898	11,912	—	—
	SK Planet Co., Ltd.		1,869	3,604	20,313	40,193	1,766	1,876
	SK hynix Inc.		10,399	18,688	13	52	—	—
	Tmap Mobility Co., Ltd.		4,310	6,708	1,300	2,549	—	—
	Dreamus Company		1,228	1,955	20,506	43,601	—	—
	One Store Co., Ltd.		3,996	8,008	—	—	—	—
	UbiNS Co., Ltd.		—	—	434	569	991	4,071
	Others		7,027	12,149	7,949	11,462	2,654	2,850

			42,253	73,431	121,340	243,341	43,695	51,513

		~~W~~	125,814	262,772	809,415	1,732,058	68,980	80,137

(*1)	Operating expenses and others include lease payments by the Company.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2023 and 2022 are as follows, Continued:

(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~310,564 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~12,410 million of dividend income received from Korea IT Fund.

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		June 30, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,276	36,254

Subsidiaries	SK Broadband Co., Ltd.		—	42,775	222,156
	PS&Marketing Corporation		—	1,159	58,515
	SK O&S Co., Ltd.		—	50	33,437
	SK Telink Co., Ltd.		—	19,770	20,005
	SERVICE ACE Co., Ltd.		—	271	21,183
	SERVICE TOP Co., Ltd.		—	6	20,200
	SK Communications Co., Ltd.		—	2	8,245
	Others		—	1,260	24,851

			—	65,293	408,592

Associates	F&U Credit information Co., Ltd.		—	7	3,808
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,446	—
	Konan Technolgy Co., Ltd.		—	—	979

			22,147	6,354	4,787

Others	SK hynix Inc.		—	8,902	1,325
	SK Planet Co., Ltd.		—	6,897	10,559
	Eleven Street Co., Ltd.		—	1,035	1,711
	One Store Co., Ltd.		—	419	13,777
	SK Shieldus Co., Ltd.		—	12,545	26,936
	SK Innovation Co., Ltd.		—	4,128	27,613
	SK Networks Co., Ltd.		—	438	33,991
	SK Networks Services Co., Ltd.		—	—	5,499
	SK RENT A CAR Co., Ltd.		—	87	14,383
	Incross Co., Ltd.		—	1,653	1,244
	UbiNS Co., Ltd.		—	—	4,141
	Mintit Co., Ltd.		—	3,974	—
	Happy Narae Co., Ltd.		—	—	3,459
	Content Wavve Corp.		—	1,653	5
	Dreamus Company		—	368	3,086
	Others		—	5,187	2,843

			—	47,286	150,572

		~~W~~	22,147	120,209	600,205

(*1)	As of June 30, 2023, the Company recognized loss allowance for the entire balance of accounts receivable – trade.
(*2)	As of June 30, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc.		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UbiNS Co., Ltd.		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Co., Ltd.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million for accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

61

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of new and disposed investments in subsidiaries, associates and joint ventures for the six-month period ended June 30, 2023 are as presented in Note 8.

62

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~254,438 million and ~~W~~357,467 million as of June 30, 2023 and December 31, 2022, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2023, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

63

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Gain on foreign currency translations	~~W~~	(376)	(725)
Interest income		(17,587)	(13,060)
Dividends		(195,228)	(49,637)
Gain relating to investments in subsidiaries, associates and joint ventures, net		—	(950)
Gain relating to financial instruments at FVTPL		(78,662)	(1,295)
Gain on disposal of property and equipment and intangible assets		(10,527)	(7,172)
Gain on sale of accounts receivable – other		—	(1,043)
Other income		(953)	(4,227)
Loss on foreign currency translations		261	60
Bad debt for accounts receivable – trade		14,679	9,519
Bad debt for accounts receivable – other		1,873	1,112
Loss relating to financial instruments at FVTPL		23,578	160
Depreciation and amortization		1,420,884	1,417,824
Loss on disposal of property and equipment and intangible assets		1,736	2,968
Loss on sale of accounts receivable – other		34,494	8,006
Interest expense		162,500	129,092
Expense related to defined benefit plan		27,488	25,977
Bonus paid by treasury shares		20,420	24,007
Share option		684	75,783
Income tax expense		169,283	190,533
Other expenses		3,120	14,199

	~~W~~	1,577,667	1,821,131

64

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Accounts receivable – trade	~~W~~	(17,065)	(23,700)
Accounts receivable – other		92,210	(2,517)
Advanced payments		24,467	5,067
Prepaid expenses		16,919	(22,307)
Inventories		2,264	(7,082)
Long-term accounts receivable – other		33,941	66,224
Long-term prepaid expenses		—	18,520
Guarantee deposits		(1,490)	6,458
Contract assets		6,163	(2,354)
Accounts payable – other		(455,175)	1,965
Withholdings		85,382	60,437
Deposits received		4,486	(4,166)
Accrued expenses		(80,934)	(40,695)
Plan assets		5,241	5,146
Retirement benefits payment		(18,884)	(15,901)
Contract liabilities		(13,457)	(3,264)
Others		(1,870)	(1,919)

	~~W~~	(317,802)	39,912

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2023		June 30, 2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(339,214)	(212,085)
Increase of right-of-use assets		122,435	226,978
Transfer from property and equipment to investment property		4,464	13,531

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SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,031,526	1,021,864	1,021,864	5,329,788

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in the six- month period ended June 30, 2023	Total
Beginning	—	—	358,869	358,869
Allocation at no cost	1,031,526	1,223,008	1,031,526	3,286,060
Purchase	—	257,055	—	257,055
Surrendered or shall be surrendered	(1,051,380)	(1,121,194)	(1,227,222)	(3,399,796)
Borrowed	19,854	—	—	19,854

Ending	—	358,869	163,173	522,042

(3)	As of June 30, 2023, the estimated annual greenhouse gas emissions quantities of the Company are 1,227,222 tCO2-eQ.

66

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2023 and 2022 (Unaudited)

33.	Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 26, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~181,333 million)
Dividend rate	1.78%
Record date	June 30, 2023
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than August 14, 2023.

(2)

The Board of Directors of the Company resolved the acquisition and retirement of treasury shares of the Company at the Board of Directors’ meeting held on July 26, 2023. The Company will acquire ~~W~~300,000 million of treasury shares through the trust agreement from July 27, 2023 to January 26, 2024, and plans to retire ~~W~~200,000 million of the treasury shares, which were acquired through the trust agreement. Since the amount of shares to be retired was calculated based on the closing price (~~W~~46,600) of the Company’s share as of June 30, 2023, the actual number and the aggregate amount of shares to be retired are subject to change based on future changes to the price of the Company’s shares.

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